SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Current assets	3,138,541	2,770,363
Non-current assets	11,072,987	11,224,237

Total assets	14,211,528	13,994,600

Liabilities	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Current liabilities	1,564,348	1,399,394
Non-current liabilities	5,328,572	5,478,313
Non–parent participation	36,499	41,920
Net equity attributable to parent company	7,282,109	7,074,973

Total net equity and liabilities	14,211,528	13,994,600

As of September 30, 2018, total assets increased MU.S.$217 compared to December 31, 2017, equivalent to a 1.55% variation. This variation was driven mainly by increases in the balance of trade and other current receivables and cash and cash equivalents, which were partially offset by decreases in property, plant and equipment and biological assets.

In turn, total liabilities increased by MU.S.$15 mainly due to an increase in current tax liabilities and non-financial liabilities (minimum dividend) partially offset by a decrease in trade and other current payables and other financial liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	09-30-2018	12-31-2017
Current Liquidity (current assets / current liabilities)	2.01	1.98
Acid ratio ((current assets-inventories, biological assets) /	1.21	1.14
current liabilities)

Debt indicators	09-30-2018	12-31-2017
Debt to equity ratio (total liabilities / equity)	0.94	0.97
Short-term debt to total debt (current liabilities / total liabilities)	0.23	0.20
Long-term debt to total debt (non-current liabilities / total liabilities)	0.77	0.80

	09-30-2018	09-30-2017
Financial expenses coverage ratio (earnings before	6.49	2.46
taxes + interest expense / interest expense)

Activity ratio	09-30-2018	12-31-2017
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.08	3.06
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.10	4.15
Inventory permanence-days ((inventories + biological assets) /cost of sales)	116.90	117.58
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	87.74	86.67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2018, the short-term debt represented 23% of total liabilities (20% as of December 31, 2017).

Our financial expenses coverage ratio increased from 2.46 to 6.49, mainly due to higher earnings before taxes and lower financial costs for the period ended September 30, 2018, compared to the same period of 2017.

b)	Statement of profit or loss

Income before income tax

Income before income tax registered a profit of approximately MU.S.$857 compared to a profit of approximately MU.S.$251 in the same period of 2017. The positive variation of MU.S.$605 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	564
Distribution and Administrative Expenses	(76)
Other income and expenses (*)	121
Others	(4)

Net change in income before income tax	605

(*)	Includes MU.S.$178 of Loss of forest due to fires.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Pulp	2,367,162	1,814,458
Timber	2,100,437	1,979,720
Forestry	83,934	83,799
Other	25,743	29,062

Total revenues	4,577,276	3,907,039

Sales costs	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Wood	519,128	555,367
Forestry work	510,211	480,222
Depreciation and amortization	288,713	288,424
Other costs	1,477,563	1,365,601

Total sales costs	2,795,615	2,689,614

Profitability index	09-30-2018	12-31-2017
Profitability on equity	12.13	3.83
Profitability on assets	6.21	1.93
Return on operating assets	9.41	4.67

Profitability ratios	09-30-2018	09-30-2017
Income per share (U.S.$) (1)	5.81	1.65
Income after tax (ThU.S.$) (2)	656,637	187,198
Gross margin (ThU.S.$)	1,781,661	1,217,424
Financial costs (ThU.S.$)	(155,902)	(171,766)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	09-30-2018 MU.S.$	09-30-2017 MU.S.$
Gain (loss)	656.6	187.2
Finance costs	155.9	171.8
Financial income	(12.1)	(15.7)
Expenses for income tax	199.9	64.0
EBIT	1,000.4	407.3
Depreciation and amortization	310.7	312.3
EBITDA	1,311.1	719.6
Cost at fair value of the harvest	268.7	239.5
Gain from changes in fair value of biological assets	(78.3)	(101.2)
Exchange difference	22.3	(2.7)
Others*	11.2	143.5
Adjusted EBITDA	1,534.9	998.7

*	Others 2017: Considers loss of forest due to fires of M.US$ 139.3, Impairment provision for property, plant and equipment and others of M.US$4.0.
*	Others 2018: Considers loss of forest due to fires for M.US$ 0.5, Impairment provision for property, plant and equipment and others of M.US$11.1.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Superintendency of Securities and Insurance (current Chilean Commission for the Financial Market). We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Pulp sales volume in the northern hemisphere was stable during the three months ended September 30 2018. Considering the usual downward in the demand during the summer season, we had a decrease of 1.4% compared to the second quarter. Also, global inventories remained stable around 37-38 days, 1 or 2 days higher than the previous quarter. This was because during the first and second quarter of the year, there were relevant restrictions of raw materials affecting the Nordic countries pulp producers, forcing them to reduce their production, which was a positive scenario for the market. During the first half of the year, buyers tried to ensure inventories because prices were increasing.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The Asian market, specially China, operated with more uncertainty, because of the economic situation. However, during the third quarter, demand remained stable with a perception of prudential behavior. The tariffs imposed by the United States targeting products from China started during the third quarter and they affect products that use pulp as a raw material, such as packaging papers; specialties used in the electronic industry; paper used in the production of furniture, among others. On the other hand, China applied tariffs of 5% on pulp products coming from the US, being fluff the most affected one. It is likely that US pulp producers will have to absorb the 5% in their prices, because it is not easy to find alternative markets to this kind of pulp and, if the pulp is diverted to other markets, the price drop could be more significant. Korean producers were going through an adverse scenario with low margins in their results, high levels of competition within the industry of commodity papers and a devaluation of the local currency.

Even though the third quarter coincided with the summer holidays, the market in Europe was solid and active and the pulp demand remained stable. Pulp prices stabilized at high levels during this quarter, with no signs of deterioration. The most relevant European producers with a regional and global presence are adopting strategies to ensure their supply for 2019. This is due to a possible shortage of pulp capacity impacting the market in the next 2 to 3 years, and because of the effects of the takeover of Fibria by Suzano, (approximately 30% of short fiber pulp).

In the Middle East, where Turkey is an important market for the company, demand was stable during the quarter, regardless of the devaluation of the Turkish lira. Payment conditions of some Turkish costumers were changed in order to mitigate the risk in times of instability.

Pulp production during the third quarter compared to the second quarter was almost the same, decreasing only by 0.3%. There was no maintenance in our pulp mills during this quarter, but there were some production losses in our Montes del Plata mill that affected the quarter results.

Composite Panel

Composite panel segment remained stable with sales volume increasing by 6.5% compared to the previous quarter (including both MDF and PBO products) and average price decreasing by 3.9%.

The Latin American market maintained stable levels of demand and sales kept growing along the Pacific Coast with positive perspectives for the next months. During the quarter, Brazil was affected by different events: Brazilian Real devaluation, logistic restrictions and the increase in freight costs, which limited the exports. Nevertheless, local market keeps growing and there is a good economic sentiment after the results of the presidential elections. On the other hand, Argentina was affected by the Argentinean peso devaluation. Taken together with economic difficulties, the result was a lower local consumption and higher levels of exports.

In the third quarter, sales in the United States and Canada were steady and we expect to increase sales for the coming months, due to seasonality. In Mexico the exchange rate was highly fluctuating and, as a result, there was a wide difference between the imported and local product prices during the first part of the third quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Sawn timber

Sawn timber sales volume increased 4.5% during the third quarter, which was offset by a decrease of 1.9% in average prices. In Japan, sales remained in a good level, although a common concern was the commercial conflict between US and China that could affect the packaging products. In Korea, sales volume increased due to new business opportunities. In China, the uncertainty of the duties definition in the US, de Renmibi (RMB) devaluation and the high levels of wood stocks, resulted in lower sales. The demand in the Middle East was also stable during the third quarter with higher supplies from Europe. Remanufactured wood products performance in the US improved towards the end of the third quarter due to the effects of the trade war between the US and China, logistics restrictions and exchange rates in Brazil.

Plywood demand remained stable in our main markets. In the United States and Canada, the demand remained positive, despite a slight decrease of prices due to higher local supply from Brazil and Chile. During the third quarter, local demand in Chile decreased because of the seasonality of winter.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	861,856	732,065
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	(17,299)	(372,847)
Dividend payments	(114,689)	(61,106)

Others	(728)	1,314

Cash flow from (used in) investment activities:
Incorporation and sale of property, plant and equipment	(386,164)	(286,079)
Incorporation and sale of biological assets	(164,878)	(119,725)
Incorporation and sale of intangible assets	(791)	(9,860)
Additions (Disposals), Investments in joint ventures and associates.	(17,550)	3,123
Dividends received	10,330	7,287
Others	298	(7)

Positive (negative) Net cash flow	170,385	(105,835)

Cash flow from operating activities shows a higher positive balance of MU.S.$862 for the current period, representing a variation in respect of the previous period (MU.S.$732), resulting mainly from higher charges to clients partially offset by higher payments to accounts payables and the payment to Masisa Chile.

The financing cash flow shows a negative balance of MU.S.$133 for the current period, representing a variation in respect of the previous period (negative balance of MU.S.$433), resulting mainly from higher borrowings (offset of payments) net of higher dividend payments.

Regarding the investment cash flow, as of the closing of the current period, it shows a higher negative balance of MU.S.$559 (MU.S.$405 for the 2017 period), mainly due to higher disbursements arising from the payment of the balance held in the investment in panel entity in Brasil and for higher purchases in property, plant and equipment and biological assets in 2018.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

8. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2018, a ratio of fixed rate debt to total consolidated debt of approximately 84.7%, which it believes is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements as of September 30, 2018, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5	734,786	589,886
Other current financial assets	23	2,208	3,504
Other current non-financial assets	25	135,151	129,837
Trade and other current receivables	23	989,826	814,412
Accounts receivable from related companies	13	5,606	3,488
Current inventories	4	948,491	868,462
Current biological assets	20	296,097	307,796
Current tax assets		20,689	49,471
Total Current Assets other than assets or disposal groups classified as held for sale		3,132,854	2,766,856
Non-Current Assets or disposal groups classified as held for sale	22	5,687	3,507
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		5,687	3,507

Total Current Assets		3,138,541	2,770,363
Non-Current Assets
Other non-current financial assets	23	52,587	56,600
Other non-current non-financial assets	25	139,326	121,521
Trade and other non-current receivables	23	18,182	16,040
Accounts receivable from related companies, non-current	13	502	1,056
Investments accounted for using equity method	15-16	368,977	368,772
Intangible assets other than goodwill	19	84,859	88,615
Goodwill	17	65,113	69,922
Property, plant and equipment	7	6,971,354	7,034,299
Non-current biological assets	20	3,363,622	3,459,146
Deferred tax assets	6	8,465	8,266
Total Non-Current Assets		11,072,987	11,224,237
Total Assets		14,211,528	13,994,600

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	504,649	500,344
Trade and other current payables	23	584,312	717,346
Accounts payable to related companies	13	10,941	11,208
Other current provisions	18	375	2,728
Current tax liabilities		143,210	8,088
Current provisions for employee benefits	10	6,080	5,730
Other current non-financial liabilities	25	314,781	153,950

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,564,348	1,399,394

Total Current Liabilities		1,564,348	1,399,394
Non-Current Liabilities
Other non-current financial liabilities	23	3,676,198	3,778,567
Other non-current provisions	18	32,730	36,008
Deferred tax liabilities	6	1,443,412	1,485,365
Non-current provisions for employee benefits	10	70,076	66,033
Other non-current non-financial liabilities	25	106,156	112,340
Total Non-Current Liabilities		5,328,572	5,478,313
Total Liabilities		6,892,920	6,877,707
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,795,569	7,425,133
Other reserves		(867,078)	(703,778)
Equity attributable to parent company		7,282,109	7,074,973
Non-controlling interests		36,499	41,920
Total Equity		7,318,608	7,116,893

Total Equity and Liabilities		14,211,528	13,994,600

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-September		July-September
		2018	2017	2018	2017
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	4,577,276	3,907,039	1,553,285	1,393,373
Cost of sales	3	(2,795,615)	(2,689,614)	(937,553)	(940,324)
Gross profit		1,781,661	1,217,425	615,732	453,049
Other income	3	101,681	123,193	35,222	42,245
Distribution costs	3	(414,841)	(390,422)	(147,136)	(138,293)
Administrative expenses	3	(423,216)	(371,160)	(140,749)	(123,653)
Other expense	3	(51,346)	(193,018)	(17,727)	8,150
Profit from operating activities		993,939	386,018	345,342	241,498
Finance income	3	12,104	15,651	4,759	3,334
Finance costs	3	(155,902)	(171,766)	(52,821)	(54,149)

Share of profit of associates and joint ventures accounted for using equity method	3-15	28,689	18,579	4,680	7,009
Exchange rate differences		(22,267)	2,721	(6,037)	2,896
Profit before income tax		856,563	251,203	295,923	200,588
Income Tax	6	(199,926)	(64,005)	(75,230)	(52,185)
Net Profit		656,637	187,198	220,693	148,403

Net profit attributable to

Net profit attributable to parent company		657,075	186,818	220,840	148,427

Net profit attributable to non-controlling interests		(438)	380	(147)	(24)
Net Profit		656,637	187,198	220,693	148,403

Basic and diluted earnings per share (in U.S.$ per share)

Basic and diluted earnings per share from continuing operations		5.8066190	1.6509241	1.9515789	1.3116601

Basic and diluted earnings per share		5.8066190	1.6509241	1.9515789	1.3116601

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-September		July-September
		2018	2017	2018	2017
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		656,637	187,198	220,693	148,403
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	(1,863)	1,111	(178)	1,080
Share of other comprehensive income of associates and joint ventures accounted for using equity method		(3,095)	(2,974)	(2,587)	(1,567)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(4,958)	(1,863)	(2,765)	(487)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(202,229)	54,750	(34,369)	57,495
Other Comprehensive Income before tax exchange differences on translation		(202,229)	54,750	(34,369)	57,495
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		63,363	7,754	11,972	4,329
Recycle of cash flow hedges to profit or loss before tax		(8,558)	(11,004)	(2,438)	(2,264)
Other Comprehensive Income before tax Cash flow hedges		54,805	(3,250)	9,534	2,065
Other Comprehensive income that will be reclassified to profit or loss before tax		(147,424)	51,500	(24,835)	59,560
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		503	(283)	48	(275)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		575	553	2,097	273
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	6	(14,971)	375	(2,679)	(578)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(14,971)	375	(2,679)	(578)
Other comprehensive (loss) income		(166,275)	50,282	(28,134)	58,493
Comprehensive (loss) income		490,362	237,480	192,559	206,896

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		495,693	236,248	193,482	205,617
Comprehensive (loss) income, attributable to non-controlling interests		(5,331)	1,232	(923)	1,279
Total comprehensive (loss) income		490,362	237,480	192,559	206,896

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies			(1,918)			(1,918)	(1,956)	(3,874)		(3,874)
Re-expressed opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,177	7,071,099	41,920	7,113,019
Changes in Equity:
Comprehensive income
Net profit							657,075	657,075	(438)	656,637
Other comprehensive income, net of tax		(197,336)	39,834	(1,360)	(2,520)	(161,382)		(161,382)	(4.893)	(166,275)
Comprehensive income	—	(197,336)	39,834	(1,360)	(2,520)	(161,382)	657,075	495,693	(5,331)	490,362
Dividends							(284,511)	(284,511)	(90)	(284,601)
Increase (decrease) from transfers and other changes							(172)	(172)	—	(172)
Changes in equity	—	(197,336)	39,834	(1,360)	(2,520)	(161,382)	372,392	211,010	(5,421)	205,589
Closing balance at 09-30-2018	353,618	(889,108)	42,668	(20,286)	(352)	(867,078)	7,795,569	7,282,109	36,499	7,318,608

09-30-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit							186,818	186,818	380	187.198
Other comprehensive income, net of tax		53,904	(2,875)	822	(2,421)	49,430		49,430	852	50,282
Comprehensive income	—	53,904	(2,875)	822	(2,421)	49,430	186,818	236,248	1,232	237,480
Dividends							(120,986)	(120,986)	(340)	(121,326)
Increase (decrease) from transfers and other changes							—	—	(7)	(7)
Changes in equity	—	53,904	(2,875)	822	(2,421)	49,430	65,832	115,262	885	116,147
Closing balance at 09-30-2017	353,618	(649,982)	(1,779)	(19,930)	(6,921)	(678,612)	7,395,507	7,070,513	44,917	7,115,430

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2018 ThU.S.$	2017 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	4,442,076	4,036,639
Other cash receipts from operating activities	288,458	250,020
Classes of cash payments
Payments to suppliers for goods and services	(3,172,986)	(2,885,685)
Payments to and on behalf of employees	(423,270)	(392,144)
Other cash payments from operating activities	(155,332)	(84,564)
Interest paid	(128,590)	(167,855)
Interest received	7,229	10,218
Income taxes paid	8,199	(25,848)
Other inflows (outflows) of cash, net	(3,928)	(8,716)
Net Cash flows from Operating Activities	861,856	732,065

Cash flows (used in) investing activities
Cash flow used in obtaining control of subsidiaries or other businesses	(16,592)	—
Cash flow used for contributions in associates	(960)	—
Other cash receipts from sales of equity or debt instruments in other entities	2	3,123
Proceeds from sale of property, plant and equipment	6,516	3,593
Purchase of property, plant and equipment	(392,680)	(289,672)
Purchase of intangible assets	(791)	(9,860)
Proceeds from sales of other long-term assets	3,235	1,816
Purchase of other non-current assets	(168,113)	(121,541)
Dividends received	10,330	7,287
Other inflows (outflows) of cash, net	298	(7)
Cash flows used in Investing Activities	(558,755)	(405,261)

Cash flows from (used in) Financing Activities
Total borrowings obtained	445,474	296,561
Debt obtained in long-term	90,000	69,410
Debt obtained in short-term	355,474	227,151
Repayments of borrowings	(462,773)	(669,408)
Dividends paid	(114,689)	(61,106)
Other outflows of cash, net	(728)	1,314
Cash flows used in Financing Activities	(132,716)	(432,639)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	170,385	(105,835)
Effect of exchange rate changes on cash and cash equivalents	(25,485)	(849)

Net increase (decrease) of Cash and Cash equivalents	144,900	(106,684)
Cash and cash equivalents, at the beginning of the period	589,886	592,253
Cash and cash equivalents, at the end of the period	734,786	485,569

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND 2017 AND DECEMBER 31, 2017.

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

The ultimate shareholders of Arauco are Mrs. María Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi, who have control fundamentally as follows:

(i)	Through Inversiones Angelini y Cía. Ltda., entity wich has 63.4015% of the shares of AntarChile S.A. and

(ii)

Mr. Roberto Angelini Rossi through the statutory control of Inversiones Golfo Blanco Ltda., direct owner of 5.77307% of the shares of AntarChile S.A.; and Mrs. Patricia Angelini Rossi, through the statutory control of Inversiones Senda Blanca Ltda., direct owner of 4.32981% of the shares of AntarChile S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of September 30, 2018 and December 31, 2017.

•	Interim Consolidated Statements of Profit or Loss for the periods ended September 30, 2018 and 2017.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended September 30, 2018 and 2017.

•	Interim Consolidated Statements of Changes in Equity for the periods ended September 30, 2018 and 2017.

•	Interim Consolidated Statements of Cash Flows for the periods ended September 30, 2018 and 2017.

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Periods beginning on January 1 and ended September 30, 2018 and 2017.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 599 on November 14, 2018.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company—when these voting rights are enough—to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars    and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

e) Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss, amortized cost, and Fair Value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets upon their initial registration.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, plus or minus the transaction costs directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

(c) Financial assets at fair value through other comprehensive income: these instruments are initially measured at fair value, with gain or losses then reclassified to profit or losses in the period when accounts are written off. Financial instruments of this category meet the “SPPI” criterion, and they are maintained within Arauco’s business model, both for the collection of cash flows and for their sale.

Subsequent measurement

Financial instruments are subsequently measured at “Fair value through profit or loss”, Amortized Cost or Fair Value through other comprehensive income.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the Other Comprehensive Income, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by lower loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

c) Financial assets at fair value through other comprehensive income: these instruments are subsequently measured at fair value. Income from interest is calculated using the effective interest method, foreign exchange income and losses and impairment are registered in profit or loss. Other net earnings and losses are registered in other comprehensive income. In the case of initial or subsequent reductions of the value of the assets, accumulated earnings and losses are reclassified to profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifespan. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in sales expenses.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at Amortized Cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount, and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments—The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial accounts receivable. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates—at the beginning of the contract, and based on relative reasonable values—payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

r)	Income taxes and deferred taxes.

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has satisfied its performance obligations through the transfer of committed goods and services to the customer and it has no right to dispose of the assets, nor effective control of such good or services rendered.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied and when the outcome of a transaction can be reliably estimated.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2018:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 9	Financial Instruments Supersedes IAS 39. This final version includes requirements for the classification and measurement of financial assets and liabilities and introduces an ‘expected credit loss’ model for the measurement of the impairment. Hedge accounting part was included in IFRS 9 published at November 2013.	January 1, 2018

IFRS 15

Revenue from Contracts with Customers

Provides a single, principles based five-step model to be applied to all contracts with customers. The principles include information related to nature, amount, opportunity and uncerntainty of the revenue and cash flows from contracts with customers.

January 1, 2018

IFRIC 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards Deletes the short-term exemptions for first time adopters regarding to IFRS 7, IAS 9 and IFRS 10.	January 1, 2018

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IAS 28	Investments in associates and joint ventures Measurement of the investments in associates and joint ventures at fair value.	January 1, 2018

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 9 - Financial Instruments.

IFRS 9 came into force on January 1, 2018, replacing IAS 39, and its application has not given rise to significant impact on Arauco’s Consolidated Financial Statements. The Company carried out a detailed assessment of the three aspects of the standard and its impact on the interim consolidated financial statements, which can be summarized as follows:

i) Classification and measurement: as required by IFRS 9, Arauco changed its classification method for financial assets based on two concepts: the characteristics of the financial assets’ contractual cash flows and of Arauco’s business model, the purpose of which is achieved through the collection of contractual cash flows and the sale of financial assets. Under this new method the four classification categories of IFRS 39 were replaced with the following:

- Amortized cost, where the financial assets are kept in a business model the purpose of which is the generation of contractual cash flows;

- Fair value through other comprehensive income, where the financial assets are kept in a business model the purpose of which is achieved by generating contractual cash flows and selling financial assets;

- Fair value through profit or loss, a residual category which comprises financial instruments that are not kept under any of the business models referenced above, including those kept for negotiation and those designated at fair value in their initial recognition.

With regard to the measurement of financial liabilities, IFRS 9 retains to a great extent the prior accounting treatment of IAS 39, with limited amendments, under which the majority of these liabilities are measured at amortized cost, thereby enabling the designation of a financial liability at fair value with changes in results, provided that certain criteria are met. However, the standard introduced new provisions for liabilities designated at fair value through profit or loss, by virtue of which under certain circumstances the changes in the fair value related to the variation of the “own credit risk” are recognized in other comprehensive income.

Management reviewed and assessed Arauco’s financial assets as of January 1, 2018, based on the hitherto prevailing events and circumstances, and concluded that the new classification requirements do not have an impact on the accounting of its financial assets. The loans and the accounts receivable are maintained in order to obtain the contractual cash flows that only represent the payment of principal and interest; therefore, the criteria for them to be measured at amortized cost under IFRS 9, are fulfilled. Regarding the impairment of the financial assets, IFRS 9 requires an expected credit losses model, as opposed to the incurred loss model set forth by IAS 39. This means that, under IFRS 9, impairments are recorded, generally, earlier compared with the previous model. The new impairment model is applied to the financial assets measured at amortized cost or measured at their fair value through other comprehensive income, except for investments in equity instruments. Impairment provisions are measured based on:

-	The expected credit losses for the upcoming 12 months; or

-

The expected credit losses during the entire lifespan of the asset, if on the date of submission of the Consolidated Financial Statements, a significant increase in the credit risk of a financial instrument were to occur, as from the initial recognition thereof.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 9 also establishes a simplified approach to measure the correction of values for losses at a sum equal to the expected credit loss during the lifespan of the asset for commercial accounts receivable, contractual assets, or accounts receivable for leases. Arauco chose to apply this policy for the aforementioned financial assets.

ii)	Hedging accounting

IFRS 9 also introduced a new model for hedging accounting, with the purpose of aligning accounting more closely with the risk management activities of the companies and of establishing an approach that would be more principle-based. The new approach allows for an improved reflection of the risk management activities in the financial statements, allowing for more elements to be eligible as hedged elements: risk component of non-financial items, net positions and aggregate exposures (in other words, a combination of a non-derivative exposure and a derivative). The most significant changes regarding the hedging instruments, when compared with the hedging accounting method employed under IAS 39, pertains to the possibility of deferring the temporary value of an option, the forward points of forward contracts, and the difference of the monetary base in other comprehensive income, until the time when the hedged element has an impact on results. IFRS eliminated the quantitative requirement from the effectiveness tests envisaged under IAS 39, whereby the results had to be within the 80%-125% range, thus allowing for the evaluation of the efficacy to be aligned with the management of the risk through the demonstration of the existence of an economic ratio between the hedging instrument and the hedged item, while also allowing the possibility of rebalancing the hedging ratio if the risk management objective remains unaltered. Nevertheless, retrospective inefficacy must still be valuated and recognized. Arauco applied the new requirements of IFRS 9 as of the date of the adoption of the same, that is to say, as of January 1, 2018.

The application of IFRS has had the following initial impacts as of January 1, 2018, in Arauco’s Consolidated Financial Statements:

Hedging assets net
ThU.S.$
Closing balance at December 31, 2017 - calculated under IAS 39	52,057
Amounts restated through reserves	(2,627)
Opening balance at January 1, 2018 - under IFRS 9	49,430

Loss allowance for trade receivables
ThU.S.$
Closing loss allowance at December 31, 2017 - calculated under IAS 39	(12,016)
Amounts restated through retained earnings	(1,956)
Closing loss allowance at January 1, 2018 - under IFRS 9	(13,972)

IFRS 15 – Revenue from Contracts with Customers.

As from January 1, 2018, Arauco has decided to apply IFRS 15 using the modified retrospective method, recognizing the accumulated effect of the initial application as an adjustment to the opening balance of the retained earnings of year 2018. However, no significant effects impacting Arauco’s Consolidated Financial Statements were identified.

This standard requires more detailed disclosures than those required under the previous current standards, with the purpose of supplying more complete information regarding the nature, amounts, schedule and certainty of the income and cash flows derived from the contracts with clients.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

In addition to the submission of more extensive disclosures regarding Arauco’s income transactions, the application of IFRS 15 has not had any impact upon Arauco’s financial position or financial performance. During 2018, the Arauco Group carried out an implementation project, in order to identify and measure the potential impacts of applying IFRS 15 to its consolidated financial statements. This project identified all of the income flows from Arauco’s ordinary activities, the knowledge of the business’s traditional practices, a thorough evaluation of each type of contract with clients, and the determination of the registration methodology for this income under the current rules. A special evaluation was carried out regarding the contracts that contain key aspects of IFRS 15 and certain features that are of particular interest for Arauco, such as: identification of contractual obligations, contracts with multiple obligations and moment of the recognition, contracts with a variable consideration, significant financing components, principal versus agent analysis, existence of warranties for type of service, and capitalization of the costs of obtaining and performing a contract. As mentioned in this Note 1, Arauco’s main activity is the production and sale of products related to the forestry and timber industry. Considering the nature of the goods and services that are being offered as well as the aforementioned characteristics of the income flows, Arauco did not identify impacts over the consolidated financial statements at the moment of initially applying IFRS 15, that is, as of January 1, 2018. The type of revenue and acknowledgments are described in Notes 9 and 24.

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IFRS 16

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and investments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 19

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

January 1, 2019

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

IAS 28

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

According to the performed evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

IFRS 16 - Leases includes significant changes to lesee accounting, by requiring a similar treatment than that of financial leases for all the leases that are currently classified as operational with an effective term exceeding 12 months. This means, in general terms, that it will be necessary to acknowledge an asset that represents the right of use over the goods that are subject to operational leasing agreements as well as a liability, equal to the present value of the payments associated to the agreement. Regarding the effects over the results, the payment of monthly leases shall be replaced by the depreciation for the asset’s right of use and the acknowledgement of a financial expense.

Arauco is analyzing this standard in order to determine the effects that it may have over the Consolidated Financial Statements, covenants and other financial indicators.

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco applied IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial instruments” for the first time. These new standards require an assessment of the impacts over each of the affected accounting accounts and balances as of January 1, 2018, as part of the transition to the new accounting standards.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The Company has identified the changes as a result of the application of the standards, acknowledging the accumulated effect of their initial application as a restatement of the opening balances of the retained earnings and reserves as of January 1, 2018; therefore, the financial statements as of December 31, 2017 have not been modified.

The impact of the implementation of IFRS 9—Financial instruments, and IFRS 15—Revenue from Contracts with Customers, is explained in note 1 z).

Changes to accounting estimates

As of September 30, 2018, there have been no changes regarding the accounting estimates for the 2018 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	09-30-2018	12-31-2017
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	09-30-2018	12-31-2017
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

As of September 30, 2018 and 2017, no dividends were paid.

The interim dividend paid in December 2017 was equivalent to 20% of the distributable net profit calculated as of the end of September 2017 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The amount of ThU.S.$284,511 (ThU.S.$ 120,986 as of September 30, 2017) presented in the statements of changes in equity correspond to the minimum dividend provision recorded for the period 2018.

In the interim consolidated statements of cash flows, the Dividends Paid line shows an amount of ThU.S.$ 114,689 as of September 30, 2018 (ThU.S.$ 61,106 as of September 30, 2017), of which ThU.S.$ 113,773 (ThU.S.$ 59,005 as of September 30, 2017) correspond to the payment of dividends of the Parent Company.

The following are the dividends paid and per share amounts during the periods 2018 and 2017:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$1.00542

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-20-2017
Amount of Dividend	ThU.S.$60,494
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.53459

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.52143

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended September 30, 2018 and 2017 are as follows:

	January - September		July - September
	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Classes of Other Income
Other Income, Total	101,681	123,193	35,222	42,245
Gain from changes in fair value of biological assets (See note 20)	78,298	101,163	26,422	33,881
Net income from insurance compensation	1,536	1,410	277	1,106
Revenue from export promotion	3,188	2,743	1,112	870
Lease income	1,528	3,126	516	864
Gain on sales of assets	9,284	9,698	2,707	4,909
Access easement	193	441	48	—
Other operating results (*)	7,654	4,612	4,140	615

Classes of Other Expenses by activity
Other Expenses by activity, Total	(51,346)	(193,018)	(17,727)	8,150
Depreciation	(381)	(348)	(142)	(120)
Legal expenses	(2,332)	(2,482)	(803)	(505)
Impairment provision for property, plant and equipment and others	(11,126)	(4,254)	(2,708)	(1,523)
Operating expenses related to plants stoppage	(1,571)	(4,840)	(583)	(1,549)
Expenses related to projects	(9,696)	(713)	(5,125)	(76)
Loss of asset sales	(4,221)	(4,474)	(2,270)	(1,876)
Loss and repair of assets	(410)	(3,739)	(194)	(27)
Loss of forest due to fires (**)	(52)	(139,376)	577	34,491
Other Taxes	(11,653)	(8,111)	(3,334)	(4,346)
Research and development expenses	(1,478)	(2,051)	(181)	(498)
Fines, readjustments and interests	(638)	(2,104)	(102)	(1,669)
Others rentals no operational	(2,715)	—	(816)	—
Other expenses	(5,073)	(20,526)	(2,046)	(14,152)

Classes of financing income
Financing income, Total	12,104	15,651	4,759	3,334
Financial income from mutual funds - term deposits	8,145	8,038	3,113	2,401
Financial income resulting from swap - forward instruments	328	3,709	261	(271)
Other financial income	—	—	—	—
	3,631	3,904	1,385	1,204

Classes of financing costs
Financing costs, Total
Interest expense, Banks loans	(155,902)	(171,766)	(52,821)	(54,149)
Interest expense, Bonds	(22,099)	(23,518)	(7,505)	(8,001)
Interest expense, other financial instruments	(107,532)	(123,511)	(35,940)	(38,222)
Other financial costs	(12,040)	(12,864)	(4,966)	(3,653)
	(14,231)	(11,873)	(4,410)	(4,273)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	28,689	18,579	4,680	7,009
Investments in associates	2,457	5,006	934	1,881
Joint ventures	26,232	13,573	3,746	5,128

(*)	“Other operating results” includes income from interests, extraction of sand and gravel from wharfage and indemnities, among others.
(**)	Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation as of December 2017.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
Cost of sales	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Timber	519,128	555,367	163,290	178,738
Forestry labor costs	510,211	480,222	178,182	179,129
Depreciation and amortization	288,713	288,424	96,370	102,927
Maintenance costs	204,758	199,093	74,136	69,586
Chemical costs	424,640	386,348	148,474	132,812
Sawmill Services	112,506	84,926	35,197	30,906
Other Raw Materials	162,725	146,052	53,005	52,309
Other Indirect costs	126,227	127,524	35,247	46,064
Energy and fuel	154,669	139,165	57,444	51,136
Cost of electricity	29,569	32,872	8,646	9,794
Wages and salaries	262,469	249,621	87,562	86,923
Total	2,795,615	2,689,614	937,553	940,324

	January - September		July - September
Distribution cost	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Selling costs	25,443	28,634	9,638	10,238
Commissions	11,270	10,631	3,643	4,148
Insurance	3,108	2,315	923	770
Provision for doubtful accounts	888	154	878	50
Other selling costs	10,177	15,534	4,194	5,270
Shipping and freight costs	389,398	361,788	137,498	128,055
Port services	21,264	22,782	7,405	7,950
Freights	311,336	289,793	112,059	101,324
Other shipping and freight costs	56,798	49,213	18,034	18,781
Total	414,841	390,422	147,136	138,293

	January - September		July - September
Administrative expenses	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Wages and salaries	187,920	159,083	65,453	55,741
Marketing, advertising, promotion and publications expenses	8,920	7,166	3,170	2,114
Insurances	11,725	13,152	4,288	3,920
Depreciation and amortization	20,593	21,228	6,890	6,889
Computer services	20,840	20,512	5,538	5,641
Lease rentals (offices, other property and vehicles)	11,036	11,331	3,774	3,332
Donations, contributions, scholarships	8,286	5,635	2,472	1,777
Fees (legal and technical advisors)	38,501	27,873	11,613	10,623
Property taxes, city permits and rights	14,270	13,782	4,386	4,383
Cleaning services, security services and transportation	18,386	18,747	5,728	6,286
Third-party variable services (maneuvers, logistics)	33,525	31,039	10,531	10,991
Basic services	7,266	6,057	2,325	1,970
Maintenance and repair	5,170	3,936	1,700	1,234
Seminars, courses, training materials	2,081	1,678	805	794
Other administration expenses	34,697	29,941	12,076	7,958
Total	423,216	371,160	140,749	123,653

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited)

Auditors fees	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Audit services	1,840	1,622
Other services
Tax services	627	597
Others	249	177
TOTAL	2,716	2,396

Number of employees	No.
	15,379	15,737

NOTE 4. INVENTORIES

Components of Inventory	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Raw materials	97,547	103,049
Production supplies	106,829	98,548
Work in progress	62,198	56,194
Finished goods	504,068	441,726
Spare Parts	177,849	168,945
Total Inventories	948,491	868,462

Inventories recognized as cost of sales at September 30, 2018 were ThU.S.$ 2,740,336 (ThU.S.$ 2,632,899 at September 30, 2017).

In order to have the inventories recorded at net realizable value at September 30, 2018, a net decrease of inventories was recognized associated with a lower provision of obsolescence of ThU.S.$1,259 (ThU.S.$9,347 at September 30, 2017). As of September 30, 2018, the amount of obsolescence provision is ThU.S.$26,361 (ThU.S.$27,620 at December 31, 2017).

At September 30, 2018, there were inventory write-offs of ThU.S.$1,617 (ThU.S.$475 at September 30, 2017).

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Cash on hand	160	148
Bank checking account balances	347,328	209,037
Time deposits	197,709	292,105
Mutual funds	189,589	73,170
Other cash and cash equivalents (*)	—	15,426
Total	734,786	589,886

(*)	Applies to purchase contracts with resale commitments.

The risk classification of the mutual funds in effect as of September 30, 2018 and December 31, 2017 is shown below.

	September 2018 ThU.S.$	December 2017 ThU.S.$
AAAfm	184,963	64,471
No classification	4,626	8,699
Total Mutual Funds	189,589	73,170

Changes in Financial Liabilities

		Cash Flow
	Opening balance 01-01-2018 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 09-30-2018 ThU.S.$
Borrowings from banks	858,457	445,474	(451,634)	(22,231)	21,206	900	(2,630)	849,542
Hedging liabilities	5,393	—	—	(803)	—	(138)	9,886	14,338
Bonds and promissory notes	3,302,685	—	(11,139)	(105,556)	107,564	(61,642)	4,390	3,236,302
Total	4,166,535	445,474	(462,773)	(128,590)	128,770	(60,880)	11,646	4,100,182

		Cash Flow
	Opening balance 01-01-2017 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 09-30-2017 ThU.S.$
Borrowings from banks	914,358	296,561	(274,408)	(24,189)	20,557	—	4,851	937,730
Hedging liabilities	87,364	—	—	—	—	—	(49,303)	38,061
Bonds and promissory notes	3,452,658		(395,000)	(143,666)	122,451	70,402	4,144	3,110,989
Total	4,454,380	296,561	(669,408)	(167,855)	143,008	70,402	(40,308)	4,086,780

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES AND DEFERRED TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On September 29, 2014, the Official Gazette enacted Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 28, 2016, the Official Gazette enacted Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Deferred tax Assets relating to Provisions	5,249	7,433
Deferred tax Assets relating to Accrued Liabilities	8,408	11,267
Deferred tax Assets relating to Post-Employment benefits	20,556	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,059	11,657
Deferred tax Assets relating to Financial Instruments	5,960	4,348
Deferred tax Assets relating to Tax Loss Carryforward	77,923	62,706
Deferred tax Assets relating to Inventories	7,976	5,941
Deferred tax Assets relating to Provisions for Income	13,367	21,354
Deferred tax Assets relating to Allowance for Doubtful Accounts	7,038	5,149
Intangible revaluation differences	7,625	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	20,179	27,364
Total Deferred Tax Assets	183,340	186,884

Offsetting presentation	(174,875)	(178,618)

Net Effect	8,465	8,266

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$264,208 (ThU.S.$216,397 at December 31, 2017), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$161,509 (ThU.S.$ 167,862 at December 31, 2017) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

Deferred Tax Liabilities	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	839,159	860,498
Deferred tax Liabilities relating to Financial Instruments	11,396	12,684
Deferred tax Liabilities relating to Biological Assets	644,981	676,876
Deferred tax Liabilities relating to Inventory	33,749	32,580
Deferred tax Liabilities relating to Prepaid Expenses	46,336	41,600
Deferred tax Liabilities relating to Intangible	20,373	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,294	17,731
Total Deferred Tax Liabilities	1,618,288	1,663,983

Offsetting presentation	(174,875)	(178,618)

Net Effect	1,443,413	1,485,365

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$14,971 at September 30, 2018 (compared to a debit of ThU.S.$375 at September 30, 2017), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 09-30-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433		7,433	(1,807)	—	(377)	5,249
Deferred tax Assets relating to Accrued Liabilities	11,267		11,267	(2,849)	(13)	3	8,408
Deferred tax Assets relating to Post-Employment benefits	19,276		19,276	984	288	8	20,556
Deferred tax Assets relating to Property, Plant and equipment	11,657		11,657	(2,598)	—	—	9,059
Deferred tax Assets relating to Financial Instruments	4,348	(709)	3,639	180	2,141	—	5,960
Deferred tax Assets relating to Tax Loss Carryforward	62,706		62,706	23,230	—	(8,013)	77,923
Deferred tax Assets relating to Inventories	5,941		5,941	2,069	—	(34)	7,976
Deferred tax Assets relating to Provisions for Income	21,354		21,354	(7,986)	—	(1)	13,367
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149		5,149	2,135	—	(246)	7,038
Intangible revaluation differences	10,389		10,389	(1,066)	—	(1,698)	7,625
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364		27,364	(4,375)	—	(2,810)	20,179
Total Deferred Tax Assets	186,884	(709)	186,175	7,917	2,416	(13,168)	183,340

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 09-30-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	—	860,498	(14,382)	—	(6,957)	839,159
Deferred tax Liabilities relating to Financial Instruments	12,684	—	12,684	(1,288)	—	—	11,396
Deferred tax Liabilities relating to Biological Assets	676,876	—	676,876	(11,364)	—	(20,531)	644,981
Deferred tax Liabilities relating to Inventory	32,580	—	32,580	1,169	—	—	33,749
Deferred tax Liabilities relating to Prepaid Expenses	41,600	—	41,600	4,736	—	—	46,336
Deferred tax Liabilities relating to Intangible	22,014	—	22,014	(53)	—	(1,588)	20,373
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	—	17,731	6,360	—	(1,797)	22,294
Total Deferred Tax Liabilities	1,663,983	—	1,663,983	(14,822)	—	(30,873)	1,618,288

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through Business Combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2017
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,771	931	—	726	5	7,433
Deferred tax Assets relating to Accrued Liabilities	11,716	(405)	—	—	(44)	11,267
Deferred tax Assets relating to Post-Employment benefits	17,618	2,286	(673)	—	45	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,806	1,850	—	—	1	11,657
Deferred tax Assets relating to Financial Instruments	12,699	1,414	(9,764)	—	(1)	4,348
Deferred tax Assets relating to Tax Loss Carryforward	50,917	7,271	—	6,093	(1,575)	62,706
Deferred tax Assets relating to Inventories	7,158	(1,435)	—	221	(3)	5,941
Deferred tax Assets relating to Provisions for Income	14,300	7,054	—	—	—	21,354
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(854)	—	1,133	(16)	5,149
Intangible revaluation differences	10	(954)	—	11,333	—	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	22,985	(3,807)	—	9,134	(948)	27,364
Total Deferred Tax Assets	157,866	13,351	(10,437)	28,640	(2,536)	186,884

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through Business Combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2017
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(82,445)	—	9,735	(1,684)	860,498
Deferred tax Liabilities relating to Financial Instruments	7,186	5,497	—	—	1	12,684
Deferred tax Liabilities relating to Biological Assets	719,577	(79,947)	—	37,997	(751)	676,876
Deferred tax Liabilities relating to Inventory	31,072	1,508	—	—	—	32,580
Deferred tax Liabilities relating to Prepaid Expenses	42,881	(1,281)	—	—	—	41,600
Deferred tax Liabilities relating to Intangible	27,222	(4,880)	—	—	(328)	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(6,730)	—	4,467	(10)	17,731
Total Deferred Tax Liabilities	1,782,834	(168,278)	—	52,199	(2,772)	1,663,983

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2018		12-31-2017
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	105,417		124,178
Deferred Tax Assets - Tax loss carryforward	77,923		62,706
Deferred Tax Liabilities		1,618,288		1,663,983
Total	183,340	1,618,288	186,884	1,663,983

	January - September		July - September
Detail of Temporary Difference Income and Loss Amounts	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Deferred Tax Assets	(15,313)	(16,243)	8,143	(9,888)
Deferred Tax Assets - Tax loss carryforward	23,230	15,889	5,456	(4,943)
Deferred Tax Liabilities	14,822	65,517	9,763	24,053
Total	22,739	65,163	23,362	9,222

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
Income Tax composition	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Current income tax expense	(222,204)	(129,791)	(98,495)	(61,979)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	2,934	—	220	—
Prior period current income tax adjustments	(1,733)	(779)	33	(33)
Other current benefit tax (expenses)	(1,662)	1,402	(350)	605
Current Tax Expense, Net	(222,665)	(129,168)	(98,592)	(61,407)
Deferred tax expense relating to origination and reversal of temporary differences	(491)	49,274	17,906	14,165
Tax benefit arising from previously unrecognized tax loss carryforward	23,230	15,889	5,456	(4,943)
Total deferred Tax benefit (expense), Net	22,739	65,163	23,362	9,222
Income Tax benefit (expense), Total	(199,926)	(64,005)	(75,230)	(52,185)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at September 30, 2018 and 2017:

	January - September		July - September
	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Foreign current income tax expense	(18,931)	(29,917)	(6,264)	(13,511)
Domestic current income tax expense	(203,734)	(99,251)	(92,328)	(47,896)
Total current income tax expense	(222,665)	(129,168)	(98,592)	(61,407)
Foreign deferred tax benefit (expense)	(3,935)	10,538	(2,186)	2,546
Domestic deferred tax benefit (expense)	26,674	54,625	25,548	6,676
Total deferred tax benefit (expense)	22,739	65,163	23,362	9,222
Total tax benefit (expense)	(199,926)	(64,005)	(75,230)	(52,185)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	25.5%	27.0%	25.5%
Tax Expense at statutory tax rate	(231,272)	(56,377)	(79,899)	(43,470)
Tax effect of foreign tax rates	1,498	(2,283)	(1,329)	(3,506)
Tax effect of revenues exempt from taxation	55,792	11,346	24,607	(1,195)
Tax effect of not deductible expenses	(23,687)	(29,106)	(14,273)	(10,519)
Tax effect of tax losses Previously Unrecognized	437	(84)	63	(84)
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	108	—	—	—
Tax rate effect from change in tax rate (opening balances)	—	754	—	(380)
Tax rate effect of adjustments for current tax of prior periods	(1,733)	(779)	33	(33)
Other tax rate effects	(1,069)	12,524	(4,432)	7,002
Total adjustments to tax expense at applicable tax rate	31,346	(7,628)	(7,168)	(8,715)
Tax benefit (expense) at effective tax rate	(199,926)	(64,005)	(75,230)	(52,185)

Current tax liabilities

The current tax liabilities balances are as follow:

	09-30-2018	12-31-2017
Current tax Liabilities	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	220,052	126,404
Provision tax income (First category)	(79,328)	(119,753)
Other taxes	2,486	1,437
Total	143,210	8,088

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2018	12-31-2017
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	835,511	597,351
Land	974,113	1,008,310
Buildings	2,068,400	2,135,201
Plant and equipment	2,911,785	3,112,755
Information technology equipment	19,605	22,665
Fixtures and fittings	11,813	12,297
Motor vehicles	13,967	15,959
Other property, plant and equipment	136,160	129,761
Total Net	6,971,354	7,034,299

Property, Plant and Equipment, Gross
Construction work in progress	835,511	597,351
Land	974,113	1,008,310
Buildings	3,934,954	3,926,157
Plant and equipment	6,386,665	6,410,561
Information technology equipment	81,789	82,765
Fixtures and fittings	39,959	40,388
Motor vehicles	51,977	49,756
Other property, plant and equipment	160,932	159,720
Total Gross	12,465,900	12,275,008

Accumulated depreciation and impairment
Buildings	(1,866,554)	(1,790,956)
Plant and equipment	(3,474,880)	(3,297,806)
Information technology equipment	(62,184)	(60,100)
Fixtures and fittings	(28,146)	(28,091)
Motor vehicles	(38,010)	(33,797)
Other property, plant and equipment	(24,772)	(29,959)
Total	(5,494,546)	(5,240,709)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of September 30, 2018, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2018	12-31-2017
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	207,448	112,924

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2018 and December 31, 2017:

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	371,126	3	2,788	22,937	204	246	598	16,567	414,469
Disposals	—	(433)	(770)	(383)	(42)	—	(26)	(5)	(1,659)
Retirements	(2,779)	(4,458)	(494)	(1,449)	(5)	(28)	(154)	(4,304)	(13,671)
Depreciation	—	—	(92,820)	(246,907)	(4,207)	(1,817)	(2,847)	(3,396)	(351,994)
Impairment loss recognized in profit or loss	—	—	—	(7,231)	—	—	—	—	(7,231)
Increase (decrease) through net exchange differences	(6,714)	(28,732)	(19,198)	(42,611)	(156)	(235)	(184)	(2,625)	(100,455)
Reclassification of assets held for sale	—	(2,193)	(5)	(206)	—	—	—	—	(2,404)
Increase (decrease) through transfers from construction in progress	(123,473)	1,616	43,698	74,880	1,146	1,350	621	162	—
Total changes	238,160	(34,197)	(66,801)	(200,970)	(3,060)	(484)	(1,992)	6,399	(62,945)
Closing balance 09-30-2018	835,511	974,113	2,068,400	2,911,785	19,605	11,813	13,967	136,160	6,971,354

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	440,394	277	12,932	65,938	787	556	2,161	10,788	533,833
Acquisitions through business combinations	3,460	4,009	17,214	46,415	164	986	241	2,022	74,511
Disposals	—	(1,878)	(48)	(5,492)	(26)	(26)	(292)	(262)	(8,024)
Retirements	(1,585)	(75)	(3,809)	(3,900)	(4)	(29)	(127)	(7,211)	(16,740)
Depreciation	—	—	(125,692)	(311,819)	(6,080)	(2,268)	(3,546)	(5,421)	(454,826)
Impairment loss recognized in profit or loss	(208)	—	(769)	(8,271)	(5)	(310)	—	(338)	(9,901)
Increase (decrease) through net exchange differences	290	(2,728)	961	(2,394)	51	(31)	67	69	(3,715)
Reclassification of assets held for sale	(418)	—	—	84	—	—	—	—	(334)
Increase (decrease) through transfers from construction in progress	(165,613)	17,255	64,681	75,846	3,624	3,539	597	71	—
Total changes	276,320	16,860	(34,530)	(143,593)	(1,489)	2,417	(899)	(282)	114,804
Closing balance 12-31-2017	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2018 and 2017 is as follows:

	January - September		July - September
Depreciation for the year	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Cost of sales	288,713	288,424	96,370	102,927
Administrative expenses	11,385	11,192	3,616	3,641
Other expenses	1,147	2,611	467	678
Total	301,245	302,227	100,453	107,246

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	09-30-2018	12-31-2017
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	88,041	116,534
Plant and equipment	88,041	116,534

Reconciliation of Financial Lease Minimum Payments:

09-30-2018
Periods	Present Value ThU.S.$
Less than one year	33,893
Between one and five years	46,772
More than five years	—
Total	80,665

12-31-2017
Periods	Present Value ThU.S.$
Less than one year	44,341
Between one and five years	68,035
More than five years	—
Total	112,376

Lease obligations are presented in the interim consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	09-30-2018
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	1,725	89	1,636
Between one and five years	740	—	740
More than five years	—	—	—
Total	2,465	89	2,376

	12-31-2017
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	12,001	69	11,932
Between one and five years	1,174	—	1,174
More than five years	—	—	—
Total	13,175	69	13,106

Finance lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - September		July - September
Classes of revenue	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Revenue from sales of goods	4,493,034	3,821,818	1,529,079	1,368,282
Revenue from rendering of services	84,242	85,221	25,320	25,091
Total	4,577,276	3,907,039	1,554,399	1,393,373

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	2018	2017	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	467,524	409,374	159,579	141,305
Wages and salaries	447,525	394,402	155,628	135,968
Severance indemnities	19,999	14,972	3,951	5,337

	09-30-2018	12-31-2017
Discount rate	5.03%	5.11%
Inflation	2.87%	2.77%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

Sensitivities to assumptions	2018 ThU.S.$
Discount rate
Increase in 100 bps	(5,108)
Decrease in 100 bps	5,941
Wage growth rates
Increase in 100 bps	5,869
Decrease in 100 bps	(5,144)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2018 and December 31, 2017:

	09-30-2018	12-31-2017
	ThU.S.$	ThU.S.$
Current	6,080	5,730
Non-current	70,076	66,033
Total	76,156	71,763

Reconciliation of the present value of severance indemnities obligations	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance	71,763	65,328
Current service cost	4,142	5,583
Interest cost	2,555	3,208
(Gains) losses from changes in actuarial assumptions	443	(3,711)
Actuarial gains and losses arising from experience	1,421	1,212
Benefits paid	(4,176)	(5,654)
Past service cost	4,955	—
Increase (decrease) for foreign currency exchange rates changes	(4,946)	5,797
Closing balance	76,156	71,763

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	09-30-2018	12-31-2017
	ThU.S.$	ThU.S.$
Total Current Assets	3,138,541	2,770,363

Cash and Cash Equivalents	734,786	589,886
U.S. Dollar	527,241	501,352
Euros	111,019	4,306
Brazilian Real	27,328	47,314
Argentine Pesos	5,016	10,038
Other currencies	4,094	3,685
Chilean Pesos	60,088	23,191

Other current financial assets	2,208	3,504
U.S. Dollar	2,208	3,497
Other currencies	—	7

Other current non-financial assets	135,151	129,837
U.S. Dollar	60,750	48,632
Euros	106	104
Brazilian Real	18,089	17,158
Argentine Pesos	2,310	5,832
Other currencies	6,430	5,306
Chilean Pesos	47,466	52,805

Trade and other current receivables	989,826	814,412
U.S. Dollar	755,235	550,674
Euros	20,873	20,498
Brazilian Real	73,774	89,673
Argentine Pesos	23,428	26,863
Other currencies	20,949	17,702
Chilean Pesos	91,862	106,442
U.F.	3,705	2,560

Accounts receivable from related companies	5,606	3,488
U.S. Dollar	1,434	726
Brazilian Real	142	171
Chilean Pesos	3,528	2,192
U.F.	502	399

Current Inventories	948,491	868,462
U.S. Dollar	886,535	809,689
Brazilian Real	61,956	58,773

Current biological assets	296,097	307,796
U.S. Dollar	266,981	270,761
Brazilian Real	29,116	37,035

Current tax assets	20,689	49,471
U.S. Dollar	3,192	7,769
Brazilian Real	4,227	6,721
Argentine Pesos	6	—
Other currencies	1,533	3,188
Chilean Pesos	11,731	31,793

Non-current assets or disposal groups classified as held for sale	5,687	3,507
U.S. Dollar	5,131	2,835
Brazilian Real	556	672

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2018	12-31-2017
	ThU.S.$	ThU.S.$
Total Non-Current Assets	11,072,987	11,224,237

Other non-current financial assets	52,587	56,600
U.S. Dollar	52,587	56,600

Other non-current non-financial assets	139,326	121,521
U.S. Dollar	125,029	104,711
Brazilian Real	4,447	4,629
Argentine Pesos	8,832	11,303
Other currencies	821	693
Chilean Pesos	197	185

Trade and other non-current receivables	18,182	16,040
U.S. Dollar	7,772	4,247
Brazilian Real	2,703	3,345
Chilean Pesos	466	6,692
U.F.	3,798	1,756
	3,443

Accounts receivable from related companies, non-current	502	1,056
U.F.	502	1,056

Investments accounted for using equity method	368,977	368,772
U.S. Dollar	135,640	130,276
Euros	191,865	185,410
Brazilian Real	40,749	53,080
Chilean Pesos	723	6

Intangible assets other than goodwill	84,859	88,615
U.S. Dollar	83,800	87,007
Brazilian Real	1,059	1,516
Chilean Pesos	—	92

Goodwill	65,113	69,922
U.S. Dollar	42,586	42,656
Brazilian Real	22,527	27,266

Property, plant and equipment	6,971,354	7,034,299
U.S. Dollar	6,498,401	6,443,081
Brazilian Real	472,517	585,202
Chilean Pesos	436	6,016

Non-current biological assets	3,363,622	3,459,146
U.S. Dollar	2,941,001	2,934,819
Brazilian Real	422,621	524,327

Deferred tax assets	8,465	8,266
U.S. Dollar	5,752	4,319
Brazilian Real	2,682	3,622
Other currencies	31	32
Chilean Pesos	—	293

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2018			12-31-2017
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,175,366	388,982	1,564,348	1,045,364	354,030	1,399,394

Other current financial liabilities	124,892	379,757	504,649	148,778	351,566	500,344
U.S. Dollar	76,952	337,946	414,898	134,125	284,293	418,418
Brazilian Real	1,779	4,998	6,777	2,383	4,660	7,043
Argentine Pesos	1,460	3,932	5,392	1,508	4,116	5,624
Chilean Pesos	44,701	32,881	77,582	10,762	58,497	69,259

Bank Loans	59,133	129,592	188,725	110,700	282,172	392,872
U.S. Dollar	57,354	124,594	181,948	108,317	277,512	385,829
Brazilian Real	1,779	4,998	6,777	2,383	4,660	7,043

Financial Leases	7,993	25,900	33,893	9,928	34,413	44,341
Chilean Pesos	1,460	3,932	5,392	1,508	4,116	5,624
U.F.	6,533	21,968	28,501	8,420	30,297	38,717

Other Loans	57,766	224,265	282,031	28,150	34,981	63,131
U.S. Dollar	19,598	213,352	232,950	25,808	6,781	32,589
U.F.	38,168	10,913	49,081	2,342	28,200	30,542

Trade and other current payables	584,312	—	584,312	717,342	4	717,346
U.S. Dollar	178,009	—	178,009	193,562	—	193,562
Euros	7,467	—	7,467	9,099	—	9,099
Brazilian Real	52,517	—	52,517	124,917	—	124,917
Argentine Pesos	9,779	—	9,779	29,243	—	29,243
Other currencies	7,769	—	7,769	4,936	—	4,936
Chilean Pesos	299,075	—	299,075	333,525	4	333,529
U.F.	29,696	—	29,696	22,060	—	22,060

Accounts payable to related companies	10,941	—	10,941	11,208	—	11,208
U.S. Dollar	2,687	—	2,687	1,354	—	1,354
Chilean Pesos	8,254	—	8,254	9,854	—	9,854

Other current provisions	375	—	375	2,728	—	2,728
U.S. Dollar	375	—	375	622	—	622
Brazilian Real	—	—	—	2,106	—	2,106

Current tax liabilities	142,516	694	143,210	6,361	1,727	8,088
U.S. Dollar	199	—	199	283	—	283
Euros	7	—	7	158	—	158
Brazilian Real	355	—	355	—	—	—
Argentine Pesos	—	—	—	46	—	46
Other currencies	320	—	320	479	—	479
Chilean Pesos	141,635	694	142,329	5,395	1,727	7,122

Current provisions for employee benefits	5,309	771	6,080	5,595	135	5,730
Brazilian Real	51	—	51	—	—	—
Chilean Pesos	5,258	771	6,029	5,595	135	5,730

Other current non-financial liabilities	307,021	7,760	314,781	153,352	598	153,950
U.S. Dollar	281,695	6,934	288,629	119,309	582	119,891
Euros	51	—	51	77	—	77
Brazilian Real	14,585	—	14,585	18,016	—	18,016
Argentine Pesos	3,069	—	3,069	3,215	—	3,215
Other currencies	4,188	—	4,188	3,906	—	3,906
Chilean Pesos	3,433	826	4,259	8,809	16	8,825
U.F.	—	—	—	20	—	20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2018			12-31-2017
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,530,342	2,798,230	5,328,572	3,025,553	2,452,760	5,478,313

Other non-current financial liabilities	1,390,593	2,285,605	3,676,198	1,455,641	2,322,926	3,778,567
U.S. Dollar	952,727	1,537,376	2,490,103	970,631	1,508,999	2,479,630
Brazilian Real	8,546	—	8,546	16,506	—	16,506
Chilean Pesos	7,414	—	7,414	9,839	—	9,839
U.F.	421,906	748,229	1,170,135	458,665	813,927	1,272,592

Bank Loans	496,440	164,377	660,817	327,424	138,161	465,585
U.S. Dollar	487,894	164,377	652,271	310,918	138,161	449,079
Brazilian Real	8,546	—	8,546	16,506	—	16,506

Financial Leases	46,772	—	46,772	68,035	—	68,035
Chilean Pesos	7,414	—	7,414	9,839	—	9,839
U.F.	39,358	—	39,358	58,196	—	58,196

Other Loans	847,381	2,121,228	2,968,609	1,060,182	2,184,765	3,244,947
U.S. Dollar	464,833	1,372,999	1,837,832	659,713	1,370,838	2,030,551
U.F.	382,548	748,229	1,130,777	400,469	813,927	1,214,396

Other non-current provisions	32,730	—	32,730	36,008	—	36,008
U.S. Dollar	23,496	—	23,496	7	—	7
Brazilian Real	5,483	—	5,483	4,682	—	4,682
Argentine Pesos	3,750	—	3,750	31,316	—	31,316
Chilean Pesos	1	—	1	3	—	3

Deferred tax liabilities	930,787	512,625	1,443,412	1,355,531	129,834	1,485,365
U.S. Dollar	849,574	512,625	1,362,199	1,247,096	129,834	1,376,930
Brazilian Real	81,213	—	81,213	108,435	—	108,435

Non-current provisions for employee benefits	70,076	—	70,076	66,033	—	66,033
Other currencies	152	—	152	129	—	129
Chilean Pesos	69,924	—	69,924	65,904	—	65,904

Other non-current non-financial liabilities	106,156	—	106,156	112,340	—	112,340
U.S. Dollar	17	—	17	13	—	13
Brazilian Real	105,902	—	105,902	111,634	—	111,634
Argentine Pesos	27	—	27	480	—	480
Chilean Pesos	210	—	210	213	—	213

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - September		July - September
	2018	2017	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(83,231)	12,959	(14,919)	19,543
Arauco Forest Brasil S.A.	(77,719)	12,608	(14,277)	19,494
Arauco Florestal Arapoti S.A.	(20,050)	3,358	(3,626)	5,177
Sonae Arauco S.A.	(6,909)	17,027	(1,005)	5,799
Arauco Argentina S.A.	(6,535)	831	(1,336)	1,419
Flakeboard Company Limited	(2,727)	6,933	1,664	4,636
Others	(165)	188	(94)	126

Total reserve of exchange differences on translation	(197,336)	53,904	(33,593)	56,194

Effect of foreign exchange rates changes

	January - September		July - September
	2018	2017	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(22,267)	2,721	(6,037)	2,860
Reserve of exchange differences on translation (with Non-controlling interests)	(202,229)	54,750	(34,369)	57,495

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - September		July - September
	2018	2017	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	3.83%	4.76%	3.87%	4.85%
Amount of the capitalized interest cost, property, plant and equipment	10,096	3,989	2,518	2,209

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 09-30-2018			% Ownership interest 12-31-2017
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.1624	98.8366	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5689	99.4301	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.7714	90.2277	99.9991	9.9971	90.0021	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.0831	57.0831	—	57.5223	57.5223
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9795	99.9795	—	99.9795	99.9795
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4978	98.4978	—	98.4826	98.4826
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	—	—
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9961	99.9961	—	99.9961	99.9961
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - September		July - September
	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Salaries and bonuses	54,676	41,329	19,701	14,514
Per diem compensation to members of the Board of Directors	1,949	1,754	623	609
Termination benefits	8,326	4,643	626	1,919
Total	64,951	47,726	20,950	17,042

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	106	25
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,895	2,027
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	135	4
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	142	171
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	—	—	136
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,385	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	1,062	726
Parque Eólico Ovejera del Sur SpA.	76.839.949-2	Associate of a Subsidiary	Chile	Chilean pesos	30 days	7	—
Sonae Arauco Portugal S.A.	—	Subsidiary of Joint Venture	Portugal	U.S. Dollar	30 days	370	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	UF	jan-19	502	399
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	U.S. Dollar	30 days	2	—
TOTAL						5,606	3,488

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	528
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	502	528
TOTAL						502	1,056

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	7,594	8,837
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	535	545
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	54
Red to Green S.A. (Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	30 days	8	1
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	8	146
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	50	137
Servicios Corporativos Sercor S.A.	96.925.430-1	Subsidiary of an Associate	Chile	Chilean pesos	30 days	11	29
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an Associate	Chile	U.S. Dollar	30 days	1,519	1,354
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.S. Dollar	30 days	1,168	—
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Controlling Parent’s Subsidiary	Chile	Chilean pesos	—	—	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Controlling Parent’s Subsidiary	Chile	Chilean pesos	—	—	14
Elemental S.A.	76.659.730-0	Indirect associate of controlling parent	Chile	Chilean pesos	—	—	4
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	33	86
Vía Limpia SPA	79.874.200-0	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	12	—
Air BP Copec	96.942.120-8	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	3	—
TOTAL						10,941	11,208

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,717	3,115
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	56,497	66,789
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.S. Dollar	Transport and stowage	7,993	9,986
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an Associate	Chile	U.S. Dollar	Port services	6,392	6,956
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	35,424	44,055
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	1,291	1,310
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	698	1,496
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	444	460
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	398	330
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	362	389
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	U.S. Dollar	Wood volume measurement services	740	2,239
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	249	596
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	11	965
Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Charter Services	75	202
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	—	1,128
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	19,301	19,182
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	19,185	25,322
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	Other sales	242	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	1,474	2,966

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to US$ 18).

On December 6, 2017, the subsidiary Arauco do Brasil S.A. acquired all the equity rights of Masisa do Brasil Ltda. (currently Arauco Industria de Paineis Ltda.) for ThU.S.$ 32,698. During December 2017, Arauco paid ThU.S.$ 15,918. Subsequently, in February 2018, the balance of ThU.S$ 16,780 was paid (equivalent to ThU.S.$ 16.551 in Brazilian real at the date of payment). The main assets acquired consist of 2 industrial complexes that will permit Arauco an installed capacity of approximately 10 million m3.

Arauco recognized the acquisition of Arauco Industria de Paineis Ltda. on the basis of the information available at the date of the transaction, performing a preliminary determination of the allocation of fair values in the acquisition of this Company. The recorded assets and liabilities are considered provisional amounts and may be adjusted during the measurement period of this acquisition, in order to reflect new information obtained regarding facts and circumstances existing as of the date of acquisition which, had they been known, would have affected the measurements of the amounts recorded by that date. The measurement period will not exceed the term of one year, from the acquisition date.

The table below shows the fair values of assets and liabilities at the date of the transaction:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-06-2017 ThU.S.$
Cash and cash equivalent	4,345
Trade and other current receivables	49,715
Inventories	23,331
Property, plant and equipment	68,321
Other assets	27,012
Total assets	172,724
Other financial liabilities, current and non-current	43,218
Trade and other payables	26,437
Other liabilities	70,371
Total liabilities	140,026

The following table shows revenue and net profit recognized at the acquisition day:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-01-2017 al 12-31-2017 ThU.S.$
Revenue	11,830
Net loss	(1,376)

The following shows income from ordinary activities and results of Arauco as though the acquisition date had been as of the beginning of the annual period:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2017 (Pro-forma) ThU.S.$
Revenue	5,395,859
Net profit	261,776

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of this date, we have contributed ThU.S.$ 231.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., with a total capital of CLP$ 1.0 million, under 50% ownership of Arauco. As of this date, we have contributed CLP$ 305,000, equivalent to ThU.S.$ 500.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$63,273	ThU.S.$62,225

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$49,581	ThU.S.$47,619

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$ 276	ThU.S.$ 191

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$(1)	ThU.S.$(4)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$7	ThU.S.$6

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$37,386	ThU.S.$48,921

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$367	ThU.S.$ -

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	09-30-2018	12-31-2017
Carrying amount	ThU.S.$637	ThU.S.$ -

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
09-30-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejeras del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	95,917	29	23,887	334	1,292	3,100	2	26	124,587
Non-current	574,567	100,981	917	415	—	102,880	36	21	779,817
Total	670,484	101,010	24,804	749	1,292	105,980	38	47	904,404

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejeras del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	31,856	82	22,846	15	19	89	—	7	54,914
Non-current	326,582	—	577	—	—	29,593	5	44	356,801
Equity	312,046	100,928	1,381	734	1,273	76,298	33	(4)	492,689
Total	670,484	101,010	24,804	749	1,292	105,980	38	47	904,404

09-30-2018
Revenues	115,489	3,909	3,845	—	—	3,253	—	38	126,534
Expenses	(115,592)	—	(3,474)	(175)	-197	(3,588)	(2)	(29)	(123,057)
Profit or loss (continuing operations)	(103)	3,909	371	(175)	(197)	(335)	(2)	9	3,477

Other comprehensive income	3,937	—	—	—	—	77,382	—	—	81,319
Total Comprehensive income	3,834	3,909	297	(175)	(197)	77,047	(2)	9	84,722
Dividends	—	—	—	—	—	749	—	—	749

	Assets
12-31-2017	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejeras del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	92,816	29	4,296	—	—	6,384	5	25	103,555
Non-current	590,309	97,072	769	—	—	126,215	45	24	814,434
Total	683,125	97,101	5,065	—	—	132,599	50	49	917,989

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejeras del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,564	82	3,219	—	—	123	—	14	48,002
Non-current	331,681	—	871	—	—	32,636	5	50	365,243
Equity	306,880	97,019	975	—	—	99,840	45	(15)	504,744
Total	683,125	97,101	5,065	—	—	132,599	50	49	917,989

09-30-2017
Revenues	97,040	4,421	3,789	—	—	33,953	—	21	139,224
Expenses	(97,509)	—	(3,436)	—	—	(28,537)	(9)	(27)	(129,518)
Profit or loss (continuing operations)	(469)	4,421	353	—	—	5,416	(9)	(6)	9,706

Other comprehensive income	1,787	—	—	—	—	102,598	—	—	104,385
Total Comprehensive income	1,318	4,421	353	—	—	108,014	(9)	(6)	114,091
Dividends	—	—	—	—	—	—	—	—	—

Reconciliation of Investment in Associates and Joint Ventures

	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance as of January 1	368,772	446,548
Changes
Additions, investment in associates	960	—
Share of profit (loss) in investment in associates	2,457	4,855
Share of profit (loss) in investment in joint ventures	26,232	12,162
Dividends Received, Investments in Associates	(10,421)	(8,586)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(16,064)	22,726
Other increase (decrease) in investment and associates and joint Ventures (*)	(2,959)	(108,933)
Total changes	205	(77,776)
Ending balance	368,977	368,772

(*)

In May 2017, Arauco’s associate Florestal Vale do Corisco S.A. performed a return of capital to its shareholders. This transaction did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Carrying amount of associates accounted for using equity method	151,239	158,967
Carrying amount of joint ventures accounted for using equity method	217,738	209,805
Total investment accounted for using equity method	368,977	368,772

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of September 30, 2018 and December 31, 2017, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2018		12-31-2017
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	278,404	237,475	202,669	186,626
Non-current	2,035,589	433,793	2,076,255	586,034
Equity	—	1,642,725	—	1,506,264
Total Joint Arrangement	2,313,993	2,313,993	2,278,924	2,278,924

Investment	821,363		753,132

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	715,466	550,754
Expenses	(480,814)	(490,519)
Joint Arrangement Net Income (Loss)	234,652	60,235

	09-30-2018		12-31-2017
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,301	3,017	33,012	22,582
Non-current	169,812	2,480	174,943	2,314
Equity	—	190,616	—	183,059
Total Joint Arrangement	196,113	196,113	207,955	207,955

Investment	95,308		91,530

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	25,934	13,504
Expenses	(19,770)	(7,768)
Joint Arrangement Net Income (Loss)	6,164	5,736

	09-30-2018		12-31-2017
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	171,827	180,052	183,175	180,298
Non-current	642,705	11,916	612,187	7,948
Equity	—	622,564	—	607,116
Total Joint Arrangement	814,532	814,532	795,362	795,362

Investment	311,282		303,558

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	228,686	253,104
Expenses	(213,599)	(218,065)
Joint Arrangement Net Income (Loss)	15,087	35,039

	09-30-2018		12-31-2017
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	5,847	107,720	6,105	97,233
Non-current	475,392	27,857	483,884	43,180
Equity	—	345,662	—	349,576
Total Joint Arrangement	481,239	481,239	489,989	489,989

Investment	172,831		174.788

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	13,445	17,745
Expenses	(17,360)	(19,522)
Joint Arrangement Net Income (Loss)	(3,915)	(1,777)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	09-30-2018		12-31-2017
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,180	3,983	7,270	4,461
Non-current	4,554	24	5,535	28
Equity		6,727	—	8,316
Total Joint Arrangement	10,734	10,734	12,805	12,805

Investment	3,364		4,158

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	11,297	13,297
Expenses	(11,352)	(14,121)
Joint Arrangement Net Income (Loss)	(55)	(824)
Other comprehensive income	—	—
Comprehensive income	(55)	(824)
Dividends	—	—

	09-30-2018		12-31-2017
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	21,689	4,360	18,876	5,388
Non-current	32,523	4,833	32,040	5,054
Equity		45,019	—	40,474
Total Joint Arrangement	54,212	54,212	50,916	50,916

Investment	22,510		20,237

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	38,338	34,933
Expenses	(33,793)	(32,087)
Joint Arrangement Net Income (Loss)	4,545	2,846
Other comprehensive income	—	—
Comprehensive income	4,545	2,846
Dividends	—	—

	09-30-2018
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	305,659	252,090	265,578	235,676
Non-current	690,706	360,471	664,689	323,770
Equity	—	383,804	—	370,821
Total Joint Arrangement	996,365	996,365	930,267	930,267

Net assets	160,596		151,920
Net asset adjustment (Goodwill)	31,306		33,491
Investment	191,902		185,411

	09-30-2018 ThU.S.$	09-30-2017 ThU.S.$
Income	808,486	728,990
Expenses	(760,400)	(703,724)
Joint Arrangement Net Income (Loss)	48,086	25,266

Other comprehensive income	—	—
Comprehensive income	48,086	25,266
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of September 30, 2018 and December 31, 2017, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses		Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses		Technical Obsolescence and Claim

	09-30-2018		12-31-2017
Information relevant to the sum of all impairment	ThU.S.$	23,893	ThU.S.$	17,396

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$65,113 (ThU.S.$69,922 at December 31, 2017), as shown below:

Goodwill	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance at January 1	69,922	74,893
Impairment	—	(4,640)
Increase (decrease) in foreign currency exchange	(4,809)	(331)
Closing balance	65,113	69,922

Of the total of goodwill, ThU.S.$39,771 (ThU.S.$39,841 as of December 31, 2017) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$22,527 (ThU.S.$22,266 as of December 31, 2017).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test at December 31, 2017, the carrying value of the goodwill of the plants exceeded their recoverable value, and therefore impairment losses of ThU.S.$4,640 were recognized. As of September 30, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$6,922 as of September 30, 2018). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,831 as of September 30, 2018), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$5,091 as of September 30, 2018) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court.

On August 13, 2018, the Court of Appeals of Santiago declared the admissibility of the cassation appeal based on formal and substantial flaws, lodged by Celulosa Arauco y Constitución S.A. The forwarding of the case file to the Supreme Court for review and for it to issue a decision is currently pending (Rol 24.758-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of September 30, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,813 as of September 30, 2018). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). Exempted Resolution No. 357, issued by the Superintendence of the Environment (SMA) was notified on March 23, 2018, through which the reconsideration appeal lodged by the company was rejected. In consideration to the foregoing, on April 5, 2018, a judicial claim was submitted before the Third Environmental Court against Exempted Resolutions No. 1487 and No. 357 of the SMA. On August 7, the hearing of the case took place but it remains under review. On August 22, 2018 court personnel proceeded with the inspection. Proceedings Pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of September 30, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

3. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted—within the established term—a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. On December 24, 2016, the Third Environmental Court rejected such complaint filed against Ex. Res. No. 11 SMA, which approved the compliance program. The petitioners did not file a cassation remedy.

On October 31, 2017, a final report was submitted regarding the Compliance Program, which evidenced the complete and comprehensive performance of all actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

4. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

5. The Asociación Gremial de Dueños de Camiones de Constitución filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A., jointly. The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 871 as of September 30, 2018) in compensation for damages. As subsidy, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 16,943 as of September 30, 2018), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final judgment, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 7,571 as of September 30, 2018) for moral damages.

The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., service is pending on Servicios Logísticos Arauco S.A. (Rol C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of September 30, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

Arauco Argentina S.A.

1. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Additionally, the Company has filed yearly forestry plans between years 2007 and 2015 for its local operations in the Provinces of Misiones and Buenos Aires.

In March 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $968,913,363 Argentine Pesos (ThU.S.$ 23,483 as of September 30, 2018) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2017, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $330,929,852 (ThU.S.$8,022 as of September 30, 2018).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$41,000 as of September 30, 2018). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premia, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 14,375 as of September 30, 2018), interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. After these clarifications, Arauco will present the Special Appeal to the CSRF—Superior Chamber of Fiscais Resources (final administrative instance), to continue the discussion of the part of the accusation that remains.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Forestal Arauco S.A.

1. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,364, as of September 30, 2018).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 174 as of September 30, 2018) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 920 as of September 30, 2018) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. On August 14, 2017, the Court of Appeals decided to only uphold the appeal filed by Forestal Arauco S.A., dismissing the claim in its entirety.

On September 1, 2017, the plaintiff challenged the decision rendered by the Court of Appeals, filing a formal cassation appeal and a cassation appeal on the merits before the Supreme Court, which was rejected on September 13, 2018. On October 19, 2018, it was certified as enforceable. Case finished.

2. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs.

The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The Court ordered that this trial be joined with Case File C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of them. The attorneys for both claimant parties conferred reciprocal powers to each other, and thus the Court deemed they had fulfilled the legal requirement.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court, with court costs.

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

3. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

4. On August 24, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

Having exhausted the period of discussion both for the main action as well as for the counterclaim, the Court issued the corresponding evidence production resolution. Forestal Arauco S.A. lodged a reconsideration remedy with a subsidiary appeal. The Court partially upheld the reconsideration and denied the subsidiary appeal. Forestal Arauco S.A. lodged an appeal for the review of facts, dated April 11, which was upheld by the Court of Appeals of Concepcion, ordering the Court to grant the processing of the appeal. Proceedings currently at the evidence production stage. Pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of September 30, 2018 and December 31, 2017 are as follows:

Classes of Provisions	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Provisions, Current	375	2,728
Provisions for litigations	370	616
Other provisions	5	2,112
Provisions, non-Current	32,730	36,008
Provisions for litigations	9,233	12,556
Other provisions	23,497	23,452

Total Provisions	33,105	38,736

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	918	—	918
Used provisions	(762)	—	(762)
Increase (decrease) in foreign currency exchange	(5,790)	—	(5,790)
Other Increases (Decreases)	2,065	(2,062)	3
Total Changes	(3,569)	(2,062)	(5,631)
Closing balance	9,603	23,502	33,105

(*)	The increase in legal claims is composed mainly of ThU.S.$416 and ThU.S.$502 Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

	12-31-2017
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	1,314	16	1,330
Increase through business combinations	—	2,106	2,106
Used provisions	(1,578)	—	(1,578)
Increase (decrease) in foreign currency exchange	(1,493)	—	(1,493)
Other Increases (Decreases)	(194)	(415)	(609)
Total Changes	(1,951)	1,707	(244)
Closing balance	13,172	25,564	38,736

(*)	The increase in legal claims is composed mainly of ThU.S.$908 and ThU.S.$375 Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The change in Other Increases (Decreases) in Other provisions is due to a reverse of the provision in Zona Franca Punta Pereira (Uruguay). The increase through business combination corresponds to the acquisition of Arauco Industrias de Paineis.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Intangible assets, net	84,859	88,615
Computer software	22,728	26,747
Water rights	5,966	5,697
Customer	43,105	47,144
Other identifiable intangible assets	13,060	9,027

Classes of intangible Assets, Gross	178,481	173,426
Computer software	83,071	81,907
Water rights	5,966	5,697
Customer	72,022	72,685
Other identifiable intangible assets	17,422	13,137

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(93,622)	(84,811)
Accumulated amortization and impairment, intangible assets	(93,622)	(84,811)
Computer software	(60,343)	(55,160)
Customer	(28,917)	(25,541)
Other identifiable intangible assets	(4,362)	(4,110)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	1,526	269	—	4,359	6,154
Disposals	—	—	—	—	—
Amortization	(5,293)	—	(3,607)	(308)	(9,208)
Increase (Decrease) related to foreign currency translation	(252)	—	(432)	(18)	(702)
Changes Total	(4,019)	269	(4,039)	4,033	(3,756)
Closing Balance	22,728	5,966	43,105	13,060	84,859

	12-31-2017
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	7,487	8	—	2,973	10,468
Additions through business combination	320	—	—	—	320
Disposals	(181)	—	—	—	(181)
Amortization	(8,122)	—	(4,797)	(408)	(13,327)
Increase (Decrease) related to foreign currency translation	873	—	959	(96)	1,736
Other Increases (Decreases)	—	—	—	102	102
Changes Total	377	8	(3,838)	2,571	(882)
Closing Balance	26,747	5,697	47,144	9,027	88,615

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of September 30, 2018 out of which 967 thousand hectares are used for forestry planting, 431 thousand hectares are native forest, 196 thousand hectares are used for other purposes and 140 thousand hectares not yet planted.

For the period ended September 30, 2018, the production volume of logs totaled 17.4 million m3 (17 million m3 as of September 30, 2017).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of September 30, 2018 amounted to ThU.S.$78,298 (ThU.S.$ 101,163 as of September 30, 2017). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2018 amounted to ThU.S.$154,952 (ThU.S.$161,473 as of September 30, 2017).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 7.5% in Chile, 8% Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(90,755)
	-0,5	96,195
Margins (%)	10	337,133
	-10	(337,133)

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantatios, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of September 30, 2018, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Current	296,097	307,796
Non-current	3,363,622	3,459,146
Total	3,659,719	3,766,942

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of carrying amount of biological assets

	09-30-2018
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	24,806	(55,872)	(31,066)
Additions through acquisition and costs of new plantations	1,429	148,362	149,791
Sales	(10)	(56)	(66)
Harvest	(86,314)	—	(86,314)
Increases (decreases) in Foreign Currency Translation	(6,091)	(88,418)	(94,509)
Loss of forest due to fires	—	71	71
Transfers from non-current to current	115,792	(115,792)	—
Other Increases (decreases)		(39)	(39)
Changes in fair value	(36,505)	(39,652)	(76,157)
Gain (losses) arising from changes in fair value minus sale costs	—	78,298	78,298
Harvest	(154,248)	—	(154,248)
Loss of forest due to fires	—	(123)	(123)
Transfers from non-current to current	117,743	(117,743)	—
Other Increases (decreases)	—	—	—
Total Changes	(11,699)	(95,524)	(107,223)
Closing balance	296,097	3,363,622	3,659,719

	12-31-2017
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	306,117	3,592,874	3,898,991
Changes in real incurred cost	16,866	82,448	99,314
Additions through acquisition and costs of new plantations	6,088	176,234	182,322
Increase due to non-cash capital distribution of Vale do Corisco S.A. (see Note 15)	—	127,927	127,927
Sales	—	(4,979)	(4,979)
Harvest	(118,414)	—	(118,414)
Increases (decreases) in foreign currency translation	(365)	(5,427)	(5,792)
Loss of forest due to fires	—	(81,750)	(81,750)
Transfers from non-current to current	129,557	(129,557)	—
Changes in fair value	(15,187)	(216,176)	(231,363)
Gain (losses) arising from changes in fair value less costs to sale	(9,029)	92,060	83,031
Sales	—	(310)	(310)
Harvest	(222,694)	—	(222,694)
Loss of forest due to fires	—	(91,389)	(91,389)
Transfers from non-current to current	216,536	(216,536)	—
Other increases (decreases)	—	(1)	(1)
Total Changes	1,679	(133,728)	(132,049)
Closing balance	307,796	3,459,146	3,766,942

(*)

On May 2017, Arauco’s associate Vale do Corisco S.A. performed a return of capital to its shareholders. This operation did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

In January 2017, Arauco was affected by fires that consumed 72,564 hectares of forest plantations, recorded in the balance sheet in MU.S.$ 210, representing 5.6% of the value of Arauco’s forestry plantations.

The affected plantations have been managed by the company in order to minimize the damage caused by the fires. Additionally, the forest plantations affected by the fires were insured, with their corresponding deductibles and limitations. As a consequence of the above, the sum recovered from the insurance company amounted to MU.S$ 35.

As of the date of these interim consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of September 30, 2018 and December 31, 2017 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

09-30-2018		Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,005	Assets	Property, plant and equipment	4,875	2018
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,795	Expense	Administration expenses	4,064	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial processes	In process	6,506	Assets	Property, plant and equipment	8,289	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	24,605	Assets	Property, plant and equipment	68,178	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial processes	In process	430	Expense	Operating cost	—	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	19,120	Assets	Property, plant and equipment	12,220	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	20,261	Expense	Operating cost	4,991	2018
Arauco Argentina S.A.	Construction emisario	In process	1,454	Assets	Property, plant and equipment	797	2018
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	406	Expense	Operating cost	135	2018
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,176	Expense	Operating cost	392	2018
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2018
Forestal Arauco S.A.	Environmental improvement studies	In process	899	Expense	Administration expenses	1,977	2018
Forestal Los Lagos S.A.	Environmental improvement studies	In process	185	Expense	Operating cost	106	2018

		TOTAL	77,842			106,315

12-31-2017		Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,008	Assets	Property, plant and equipment	48	2018
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,058	Expense	Administration expenses	296	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial processes	In process	18,501	Assets	Property, plant and equipment	6,928	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	48,512	Assets	Property, plant and equipment	65,798	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,326	Assets	Property, plant and equipment	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	55,655	Assets	Property, plant and equipment	18,226	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	26,578	Expense	Operating cost	6,214	2018
Arauco Argentina S.A.	Construction emisario	In process	2,312	Assets	Property, plant and equipment	797	2018
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	28	2018
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	19	Assets	Property, plant and equipment	5,921	2018
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	432	Expense	Operating cost	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,346	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	332	2018
Forestal Arauco S.A.	Environmental improvement studies	In process	983	Expense	Administration expenses	1,165	2018
Forestal Los Lagos S.A.	Environmental improvement studies	In process	229	Expense	Operating cost	290	2018

		TOTAL	167,187			106,043

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Land	2,353	160
Buildings	1,284	1,122
Property, plant and equipment	2,050	2,225
Total	5,687	3,507

As of September 30, 2018 and December 31, 2017, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2018 and December 31, 2017, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

Financial Instruments Thousands of dollars	September 2018		December 2017
	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading) (1)	189,817	189,817	74,849	74,849
Derivatives	228	228	1,679	1,679
Mutual funds (2)	189,589	189,589	73,170	73,170
Financial assets at amortized cost	1,559,313	1,559,313	1,351,712	1,351,712
Cash and cash equivalents (amortized cost)	545,197	545,197	516,716	516,716
Cash	347,488	347,488	209,185	209,185
Time deposits	197,709	197,709	292,105	292,105
Agreements	—	—	15,426	15,426
Accounts Receivable (net)	1,008,008	1,008,008	830,452	830,452
Trade and other receivables	911,365	911,365	709,983	709,983
Lease receivable	2,376	2,376	13,106	13,106
Other receivables	94,267	94,267	107,363	107,363
Accounts receivable due from related parties	6,108	6,108	4,544	4,544
Financial assets at fair value through other comprehensive income	54,567	54,567	58,425	58,425

Financial liabilities at amortized cost (3)	4,761,762	4,870,545	5,002,072	5,198,654
Bonds issued denominated in U.S. Dollars	2,056,446	1,991,251	2,057,746	2,135,893
Bonds issued denominated in U.F. (4)	1,179,856	1,286,726	1,244,939	1,333,087
Bank Loans in U.S. Dollars	834,219	903,223	835,099	870,399
Bank borrowing denominated in U.S. Dollars	15,323	15,323	23,358	23,358
Financial leasing	80,665	78,769	112,376	107,363
Trade and other payables	584,312	584,312	717,346	717,346
Accounts payable to related parties	10,941	10,941	11,208	11,208
Financial liabilities at fair value through profit or loss	37	37	137	137
Hedging Liabilities	14,301	14,301	5,256	5,256

(1)

Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statements of financial position.

(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements and hedging assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2018, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	September 2018 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Financial assets at fair value
Derivatives	228		228
Mutual Funds	189,589	189,589

Other financial assets	54,567	1,862	52,705

Financial liabilities at fair value
Bonds issued denominated in U.S. Dollars	1,991,251	1,991,251
Bonds issued denominated in U.F. (4)	1,286,726	1,286,726
Bank loans in U.S. Dollars	903,223		903,223
Bank borrowing denominated in U.S. Dollars	15,323		15,323
Financial leasing	78,769		78,769

Financial liabilities at fair value through profit or loss	37		37
Hedging liabilities	14,301		14,301

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk and from counterparties, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in U.F and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the U.F zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk, for the 3 cases, uses the Z-Spread obtained from the curve of the bonds issued by the counterparties, and each flow is discounted accordingly.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	September 2018 ThU.S.$	December 2017 ThU.S.$
Interest bearing loans, current (a)	502,175	500,207
Other financial liabilities, current	504,649	500,344
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	2,474	137
Interest bearing loans, non-current (b)	3,664,334	3,773,311
Other financial liabilities, non-current	3,676,198	3,778,567
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	11,864	5,256
Financial debt total (c)	4,166,509	4,273,518
Cash and cash equivalents	734,786	589,886
Other financial assets current	2,208	3,504
Total Cash (d)	736,994	593,390
Net Financial Debt (e)	3,429,515	3,680,128
Non-controlling interests	7,282,109	7,074,973
Equity attributable to owners of parent	36,499	41,920
Total Equity (f)	7,318,608	7,116,893
Debt to equity ratio (g)	0.47	0.52

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

Note: As of September 30, 2018, the amount of non-current financial liabilities with changes in profit or loss is zero, current hedging liabilities are ThU.S.$2,437 and financial liabilities at fair value through profit or loss current are ThU.S.$ 37.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	September 2018 ThU.S.$	December 2017 ThU.S.$
Other financial liabilities (a)	4,180,847	4,278,911
Other financial liabilities, current	504,649	500,344
Other financial liabilities, non-current	3,676,198	3,778,567
Financial liabilities at fair value through profit or loss	37	137
Hedging liabilities (b)	14,301	5,256
Swaps	—	5,248
Forward	2,437	8
Financial debt total (c)	4,166,509	4,273,518
Cash and cash equivalents	734,786	589,886
Total Cash (d)	734,786	589,886
Net Financial Debt (e)	3,431,723	3,683,632
Non-controlling interests	7,282,109	7,074,973
Equity attributable to owners of parent	36,499	41,920
Total Equity (f)	7,318,608	7,116,893
Debt to equity ratio (g)	0.47	0.52

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of September 30, 2018 and December 31, 2017:

Thousands of dollars	September 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	55,292	224,264	279,556	835,518	2,121,228	2,956,746	3,236,302
Bank borrowing	55,215	133,510	188,725	496,440	164,377	660,817	849,542
Financial Leasing	7,993	25,900	33,893	46,772	—	46,772	80,665
Swap and Forward	2,474	1	2,475	11,863	—	11,863	14,338

Other Financial Liabilities, Total (a)	120,974	383,675	504,649	1,390,593	2,285,605	3,676,198	4,180,847

Thousands of dollars	September 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	584,312	—	584,312	—	—	—	584,312
Accounts payable to related companies	10,941	—	10,941	—	—	—	10,941

Accounts Payable, Total (b)	595,253	—	595,253	—	—	—	595,253

Financial Liabilities, Total (a) + (b)	716,227	383,675	1,099,902	1,390,593	2,285,605	3,676,198	4,776,100

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	28,013	34,981	62,994	1,054,926	2,184,765	3,239,691	3,302,685
Bank borrowings	110,700	282,172	392,872	327,424	138,161	465,585	858,457
Financial leasing	9,928	34,413	44,341	68,035	—	68,035	112,376
Swap and Forward	137	—	137	5,256	—	5,256	5,393

Other Financial Liabilities, Total (a)	148,778	351,566	500,344	1,455,641	2,322,926	3,778,567	4,278,911

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	717,342	4	717,346	—	—	—	717,346
Accounts payable to related companies	11,208	—	11,208	—	—	—	11,208

Accounts Payable, Total (b)	728,550	4	728,554	—	—	—	728,554

Financial Liabilities, Total (a) + (b)	877,328	351,570	1,228,898	1,455,641	2,322,926	3,778,567	5,007,465

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of September 30, 2018 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of the end of this period, is presented below:

Financial Instruments	September 2018 Market Value ThU.S.$	December 2017 Market Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	228	1,679
Derivative-Uruguay (1)	228	1,672
Forwards (2)	—	7

Hedging Assets	52,705	55,771
Derivative-Uruguay (1)	4,178	3,037
Cross Currency Swaps	48,527	52,734

Financial liabilities at fair value through profit or loss	(37)	(137)
Forwards (2)	(37)	(137)
Hedging Liabilities	(14,301)	(5,256)

Cross Currency Swaps	(11,864)	(5,248)
Derivative-Uruguay (1)	(2,437)	(8)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of September 30, 2018 and December 31, 2017 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	September 2018 Market Value ThU.S.$	December 2017 Market Value ThU.S.
F	Deutsche - England	43,618,307	1,000,000	10-30-2011	10-30-2021	(789)	213
F	JP Morgan - N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	(700)	306
F	Deutsche - England	37,977,065	1,000,000	04-30-2014	04-30-2019	4,222	6,599
F	BBVA - Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	4,456	5,252
F	BBVA - Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	4,716	5,550
F	Santander - Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	5,173	6,051
F	BCI - Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	5,625	6,549
F	Banco de Chile - Chile	36,250,835	954,545	04-30-2019	10-30-2029	292	—
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(875)	(292)
J	BBVA - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(875)	(292)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(901)	(356)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(862)	(263)
J	BBVA - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(783)	(152)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(2,559)	(1,775)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(2,598)	(1,753)
P	BBVA - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	1.623	1,854
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	2.446	2,777
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	2.469	2,800
Q	BCI - Chile	32,388,918	750,000	10-01-2014	04-01-2021	(479)	1,022
Q	BCI - Chile	32,397,521	750,000	10-01-2014	04-01-2021	(443)	1,070
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	179	(365)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	502	329
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	449	327
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	16,375	12,035

						36,663	47,486

Arauco needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of September 30, 2018 and December 31, 2017, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	September 2018 Market Value ThU.S.$
USDCOP	Corpbanca Colombia	2,200	07-23-2018	10-10-2018	(34)
USDCOP	Corpbanca Colombia	1,400	08-28-2018	11-13-2018	—
USDCOP	Corpbanca Colombia	1,700	09-13-2018	12-12-2018	(3)

					(37)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2017 Market Value ThU.S.$
USDCOP	BBVA Colombia	6,000	10-11-2017	01-10-2018	(1)
USDCOP	Corpbanca Colombia	8,000	11-14-2017	02-13-2018	(136)
USDCOP	Corpbanca Colombia	2,100	12-21-2017	03-12-2018	7

					(130)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. Uruguay

Forward

As of September 30, 2018 and December 31, 2017, Arauco Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	September 2018 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	19,405	(1,487)
UYUUSD	HSBC Uruguay	11,835	(707)
UYUUSD	Citibank U.K.	925	(91)
UYUUSD	HSBC Uruguay	1,684	(114)

			(2,399)

Exchange rate	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	24,000	1,213
UYUUSD	HSBC Uruguay	9,000	543

			1,756

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2018, 2019 and part of 2020 has been limited, through forwards of this commodity. The agreements that are in force and effect as of September 30, 2018 and December 31, 2017, are detailed below:

Commodity	Institution	Notional ThU.S.$	September 2018 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,043	1,621
Fuel Oil N°6	DNB Bank ASA	4,476	1,228
Fuel Oil N°6	Citibank U.K.	401	116

			2,965

Commodity	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	4,760	1,372
Fuel Oil N°6	DNB Bank ASA	4,002	732
Fuel Oil N°6	Citibank U.K.	761	112

			2,216

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco Uruguay’s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2018 and December 31, 2017, is shown below:

Exchange rate	Institution	Notional ThU.S.$	September 2018 Market Value ThU.S.$
USD	DNB Bank ASA	42,198	1,402

Exchange rate	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
USD	DNB Bank ASA	50,638	729

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties.

As of September 30, 2018, and December 31, 2017, there are provisions for impairment for ThU.S.$ 15,383 and ThU.S.$ 15,739, respectively.

	September 2018 ThU.S.$	December 2017 ThU.S.$
Financial assets at amortized cost	1,559,313	1,351,712
Cash and cash equivalents	545,197	516,716
Cash	347,488	209,185
Time Deposits	197,709	292,105
Agreements	—	15,426
Trade and other receivables (net)	1,014,116	834,996
Trade and other receivables	911,365	709,983
Lease receivable	2,376	13,106
Other receivables	94,267	107,363
Accounts receivable from related parties	6,108	4,544

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2018 and December 31, 2017, classified by origin coins is as follow:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$

Cash and Cash Equivalents	734,786	589,886
U.S. Dollars	527,241	501,352
Euro	111,019	4,306
Other currencies	36,438	61,037
Chilean pesos	60,088	23,191

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2018 and December 31, 2017:

	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$

Trades and other current receivables	989,826	814,412

U.S. Dollars	755,235	550,674
Euros	20,873	20,498
Other currencies	118,151	134,238
Chilean pesos	91,862	106,442
U.F.	3,705	2,560

Accounts receivable from related parties, current	5,606	3,488
U.S. Dollars	1,434	726
Other currencies	142	171
Chilean pesos	3,528	2,192
U.F.	502	399

Trade and other non-current receivables	18,182	16,040

U.S. Dollars	7,772	4,247
Other currencies	3,169	3,345
Chilean pesos	3,798	6,692
U.F.	3,443	1,756

Accounts receivable from related parties, non-current	502	1,056
U.F.	502	1,056

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial Liabilities	September 2018 ThU.S.$	December 2017 ThU.S.$
Total Financial Liabilities	4,776,099	5,007,465

Financial liabilities at fair value through profit or loss (held for trading)	37	137
Hedging Liabilities	14,301	5,256

Financial Liabilities Measured at Amortized Cost	4,761,761	5,002,072

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2018 and December 31, 2017.

	September 2018 ThU.S.$	December 2017 ThU.S.$
Bank borrowings - current portion	96,138	92,693
Bonds issued - current portion	74,541	107,268
Total	170,679	199,961

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., trade and other payables.

	Currency	09-30-2018	12-31-2017	09-30-2018	12-31-2017
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		4,761,762	5,002,072	4,870,545	5,198,654
Bonds Issued	U.S. Dollar	2,056,446	2,057,747	1,991,251	2,135,893
Bonds Issued	U.F.	1,179,856	1,244,938	1,286,726	1,333,087
Bank borrowings	U.S. Dollar	834,219	834,908	903,223	870,399
Bank borrowings	Other currencies	15,323	23,549	15,323	23,358
Financial Leasing	Other currencies	67,859	96,913	66,264	92,542
Financial Leasing	Chilean pesos	12,806	15,463	12,505	14,821
Trades and Other Payables	U.S. Dollar	178,009	194,342	178,009	194,342
Trades and Other Payables	Euro	7,467	8,848	7,467	8,848
Trades and Other Payables	Other currencies	70,065	158,567	70,065	158,567
Trades and Other Payables	Chilean pesos	299,075	333,529	299,075	333,529
Trades and Other Payables	U.F.	29,696	22,060	29,696	22,060
Related party payables	U.S. Dollar	2,687	1,354	2,687	1,354
Related party payables	Chilean pesos	8,254	9,854	8,254	9,854

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of September 30, 2018 and December 31, 2017 are as follows:

	September 2018
	Current ThU.S.$	Non-Current ThU.S.$	Total ThU.S.$
Other financial liabilities	502,175	3,664,334	4,166,509
Trade and other payables	584,312	—	584,312
Accounts payable to related parties	10,941	—	10,941
Total Financial Liabilities Measured at Amortized Cost	1,097,428	3,664,334	4,761,762

	December 2017
	Current ThU.S.$	Non-Current ThU.S.$	Total ThU.S.$
Other financial liabilities	500,207	3,773,311	4,273,518
Trade and other payables	717,346	—	717,346
Accounts payable to related parties	11,208	—	11,208
Total Financial Liabilities Measured at Amortized Cost	1,228,761	3,773,311	5,002,072

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	2018
	January - September	July - September
	ThU.S.$	ThU.S.$
Opening balance - under IAS 39 and IFRS 9, respectively	4,752	35,813
Amounts restated through reserve of cash flow hedges	(1,918)	—
Opening balance - in accordance with IFRS 9	2,834	35,813
Gains (losses) on cash flow hedges	63,363	11,972
Recycle of cash flow hedges to profit or loss	(8,558)	(2,438)
Income tax	(17,283)	(3,338)
Recycle of income tax	2,312	659
Closing balance	42,668	42,668

	2017
	January - September	July - September
	ThU.S.$	ThU.S.$
Opening balance	1,096	(3,266)
Gains (losses) on cash flow hedges	7,754	4,329
Recycle of cash flow hedges to profit or loss	(11,004)	(2,264)
Income tax	(2,432)	(1,157)
Recycle of income tax	2,807	579
Closing balance	(1,779)	(1,779)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Instrument	September 2018 ThU.S.$	December 2017 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,179,856	1,244,939	N/R	✓
Syndicate Loan Scotia	198,768	199,597	✓	✓
Syndicate Loan Banco Estado - Grayling	223,545	130,953	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of September 30, 2018 and December 31, 2017, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA-	-	AA-
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2018 and December 31, 2017 is as follows:

	September 2018	December 2017
	ThU.S.$	ThU.S.$
Equity	7,318,608	7,116,893
Bank borrowings	849,542	858,457
Financial leasing	80,665	112,376
Bonds issued	3,236,302	3,302,685

Capitalization	11,485,117	11,390,411

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	September 2018	December 2017
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	905,872	706,485
Financial lease receivables	1,636	11,932
Other debtors	82,318	95,995
Net subtotal	989,826	814,412

Trade receivables	913,353	716,455
Financial lease receivables	1,737	12,033
Other debtors	87,769	101,663
Gross subtotal	1,002,859	830,151

Provision for doubtful trade receivables	7,481	9,970
Provision for doubtful lease receivables	101	101
Provision for doubtful other debtors	5,451	5,668
Subtotal Bad Debt	13,033	15,739

Non-Current Receivables

Trade receivables	5,493	3,498
Financial lease receivables	740	1,174
Other debtors	11,949	11,368
Net Subtotal	18,182	16,040

Trade receivables	7,843	5,544
Financial lease receivables	740	1,174
Other debtors	11,949	11,368
Gross subtotal	20,532	18,086

Provision for doubtful trade receivables	2,350	2,046
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	2,350	2,046

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2018, Arauco’s balance for commercial Debtors was ThU.S.$ 921,196 of which, according to the agreed sales conditions, 51.63% corresponded to sales on credit (open account), 49.72% to sales with letters of credit and 2.22% to other types of sales, distributed in 2,484 debtors. The client with the largest Open Account debt represented 1.69% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches.

September 30, 2018
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	863,234	42,031	1,044	483	312	1,330	127	66	43	12,526	921,196
%	93.73%	4.56%	0.11%	0.05%	0.03%	0.14%	0.01%	0.01%	0.00%	1.36%	100%

December 31, 2017
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	664,202	39,459	551	955	50	34	2,238	56	97	14,357	721,999
%	91.99%	5.47%	0.08%	0.13%	0.01%	0.00%	0.31%	0.01%	0.01%	1.99%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of September 30, 2018 and December 31, 2017:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	September 2018 ThU.S.$	December 2017 ThU.S.$
Opening balance at January 1 - under IAS 39	(17,785)	(16,644)
Amounts restated through opening retained earnings	(1,956)	—

Opening loss allowance as at January 1, 2018 - under IFRS 9	(19,741)	(16,644)
Increase in loan loss allowance recognised in profit or loss during the year	(1,601)	(3,423)
Receivables written off during the year as uncollectible	4,550	1,806
Unused amount reversed	1,409	476
Closing balance	(15,383)	(17,785)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 85% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 70 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to MU.S.$91.08 effective as of September 2018, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	19,600	21.5%
Standby	9.242	10.1%
Promissory notes	51.674	56.9%
Finance	3.137	3.4%
Mortgage	3.918	4.3%
Pledge	2.109	2.3%
Promissory notes	1.400	1.5%
Total Guarantees	91,080	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.5% and, therefore, Arauco’s portfolio exposure amounts to 1.5%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	498,793	100.0%
Secured receivables (*)	484,827	98.5%
Unsecured receivables	13,966	1.5%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule apply to short and long term debts, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2018 and December 31, 2017. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2018.				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	41	7,408	7,408	7,408	206,135	—	41	228,359	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Bice	13	5,000	—	—	—	—	—	5,013	—	2.10%	2.10%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	2,092	2,438	2,346	2,249	2,149	—	2,092	9,182	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	5,599	5,754	—	—	—	—	5,599	5,754	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,138	—	—	—	—	—	—	14,138	—	3.80%	Libor + 1.30%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	4,547	—	—	—	—	—	—	4,547	—	3.79%	Libor + 1.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,532	—	—	—	—	—	—	2,532	—	3.98%	Libor + 1.50%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	8,445	9,840	9,452	9,071	8,691	—	8,445	37,054	4.62%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	22,633	23,251	—	—	—	—	22,633	23,251	4.37%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	44,622	49,864	48,121	47,390	23,470	—	44,622	168,845	3.20%	3.20%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	12,704	14,491	—	—	—	—	—	27,195	—	3.56%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	9	—	—	—	—	—	—	9	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Itau— Uruguay	12,630	—	—	—	—	—	—	12,630	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	3.83%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	5,064	20,040	—	—	—	—	—	25,104	—	3.66%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	61	65	8	—	—	—	82	73	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	16	46	62	62	20	—	—	62	144	10.35%	Tljp+2%+ spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	10	3	—	—	—	—	—	13	—	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	27	3	—	—	—	—	36	3	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	6	—	—	300	300	—	—	6	600	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	18	—	—	—	—	—	36	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	22	15	—	—	—	23	37	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	17	7	75	125	125	62	—	24	387	8.38%	8.38%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	6	54	52	43	43	—	—	60	138	10.32%	10.32%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	10	14	13	3	—	—	14	30	10.47%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	22	38	23	23	21	—	—	60	67	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	7	—	—	—	9	16	8.36%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	—	—	—	—	—	19	—	10.40%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim—Brazil	150	334	19	14	—	—	—	484	33	7.80%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim—Brazil	34	78	—	266	266	—	—	112	532	10.40%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	—	381	381	12	—	3	774	10.57%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	—	132	145	—	—	5	277	7.30%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	28	80	127	166	137	52	—	108	482	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	641	1,878	2,504	—	—	—	—	2,519	2,504	9.47%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	386	1,127	1,502	—	—	—	—	1,513	1,502	10.47%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	406	1,528	2,037	170	—	—	—	1,934	2,207	7.69%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	430	1,252	1,669	—	—	—	—	1,682	1,669	11.67%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	17	22	22	5	—	—	17	49	10.56%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	9	13	13	4	—	—	9	30	8.78%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	1	15	23	23	8	—	—	16	54	10.60%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	1	9	13	13	4	—	—	10	30	8.56%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd	U.S. Dollar	Banco del Estado de Chile	3,918	—	19,816	30,812	41,123	40,135	181,470	3,918	313,356	3.00%	Libor + 1.65%

			Total	59,133	129,592	126,625	99,935	108,703	280,706	181,470	188,725	797,439

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2018.				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	13,044	—	26,928	18,829	18,829	18,829	115,955	13,044	199,370	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	5,218	—	10,797	10,478	10,160	9,841	54,266	5,218	95,542	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	—	556	213,747	—	—	—	—	556	213,747	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	3,076	—	8,204	8,204	17,618	26,474	215,166	3,076	275,666	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	11,281	10,356	21,792	21,541	—	—	—	21,637	43,333	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,695	—	7,391	7,391	7,391	7,391	294,902	3,695	324,466	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	1,853	—	4,942	4,942	4,942	4,942	216,593	1,853	236,361	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	205,015	—	—	—	—	—	205,015	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	1,919	10,013	204,446	—	—	—	1,919	214,459	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	2,667	12,153	12,153	259,607	—	—	2,667	283,913	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	526,724	3,750	616,724	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	8,019	—	19,375	19,375	19,375	19,375	573,882	8,019	651,382	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	9,106	—	22,000	22,000	22,000	22,000	932,331	9,106	1,020,331	5.50%	5.50%

			Total	55,292	224,263	379,842	351,859	382,422	131,352	2,929,819	279,555	4,175,294

September 30, 2018.				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective Rate	Nominal Rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	154	431	703	703	—	—	—	585	1,406	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,097	3,401	2,910	2,910	558	558	—	4,498	6,936	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	722	2,038	1,402	1,403	—	—	—	2,760	2,805	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	2,324	10,856	4,058	4,059	1,923	1,923	—	13,180	11,963	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	815	982	—	—	—	—	—	1,797	—	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,421	4,260	3,602	3,602	4,522	4,522	—	5,681	16,248	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	326	783	668	668	—	—	—	1,109	1,336	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	714	2,142	1,917	1,917	—	—	—	2,856	3,834	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	420	1,007	835	835	287	287	—	1,427	2,244	—	—
				154	431	703	703	—	—	—	585	1,406	—	—

			Total	7,993	25,900	16,095	16,097	7,290	7,290	—	33,893	46,772

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	25	199,572	—	—	—	—	—	199,597	—	1.70%	Libor + 0.70%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,167	1,032	2,434	2,361	2,282	2,201	2,120	2,199	11,398	3.51%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,953	2,787	5,870	5,676	—	—	—	5,740	11,546	3.26%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,007	—	—	—	—	—	—	14,007	—	3.13%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	4,503	—	—	—	—	—	4,503	—	3.10%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	3	2,506	—	—	—	—	—	2,509	—	3.17%	3.17%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development Bank	4,723	4,161	9,828	9,526	9,201	8,885	8,570	8,884	46,010	3.51%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development Bank	11,946	11,255	23,735	22,938	—	—	—	23,201	46,673	3.26%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,176	21,214	50,198	49,484	47,929	47,207	23,564	46,390	218,382	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	45	—	—	—	—	—	45	—	0.00%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,746	12,564	—	—	—	—	—	37,310	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	6	—	—	—	—	—	—	6	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,200	—	—	—	—	—	—	1,200	—	2.91%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	4	12,513	—	—	—	—	—	12,517	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,352	—	—	—	—	—	—	1,352	—	3.03%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,230	5,013	—	—	—	—	—	25,243	—	3.06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	23	67	89	46	—	—	—	90	135	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	18	56	74	74	74	7	—	74	229	10.75%	Tljp+2%+ spread 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	3	7	10	10	7	—	—	10	27	11.00%	Tljp+2%+ spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	37	4	—	—	—	—	50	4	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	36	—	—	—	—	44	36	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	16	—	—	—	364	364	—	16	728	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	65	22	—	—	—	—	87	22	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	7	20	27	27	11	—	—	27	65	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	981	907	—	—	—	—	—	1,888	—	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	—	16	16	8	—	—	—	16	24	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	12	52	85	74	64	54	—	64	277	10.49%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	69	53	28	28	16	—	89	125	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	9	5	—	—	9	23	8.20%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	17	23	22	11	—	—	23	56	10.80%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	192	619	403	—	322	322	—	811	1,047	8.10%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	34	—	78	—	—	—	—	34	78	7.70%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	115	458	344	—	4	917	9.82%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	—	24	145	120	—	5	289	7.30%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	995	984	107	212	202	161	—	1,979	682	8.90%	8.90%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	754	3,017	2,262	—	—	—	777	5,279	9.91%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	452	1,810	1,358	—	—	—	468	3,168	10.91%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	63	339	2,037	1,697	—	—	—	402	3,734	7.31%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	504	2,011	1,509	—	—	—	523	3,520	12.11%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	—	27	27	27	—	—	—	81	11.00%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	—	13	13	12	—	—	—	38	8.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	—	1	26	28	28	2	—	1	84	11.00%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	—	1	12	13	13	1	—	1	39	8.40%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd	U.S. Dollar	Banco del Estado de Chile	675	—	5,060	4,839	17,925	17,925	111,309	675	157,058	3.00%	Libor + 1.65%

			Total	110,700	282,172	107,114	102,380	79,108	77,609	145,563	392,872	511,774

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	1,528	28,132	27,301	26,469	25,638	156,181	1,528	263,721	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	611	11,340	11,005	10,670	10,335	62,958	611	106,308	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,342	—	7,027	224,916	—	—	—	2,342	231,943	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,103	8,633	8,633	8,633	28,334	240,175	1,103	294,408	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	22,364	23,445	22,796	11,154	—	—	22,364	57,395	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,944	7,777	7,777	7,777	7,777	314,228	1,944	345,336	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	650	5,200	5,200	5,200	5,200	230,228	650	251,028	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2019	6,168	—	217,034	—	—	—	—	6,168	217,034	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	4,422	—	10,013	10,013	204,138	—	—	4,422	224,164	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	5,705	—	12,153	12,153	12,153	259,072	—	5,705	295,531	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	548,324	9,375	638,324	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	582,479	3,175	659,979	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	943,160	3,607	1,031,160	5.50%	5.50%

			Total	28,012	34,982	394,629	393,669	350,069	400,231	3,077,733	62,994	4,616,331

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	168	1,026	983	983	—	—	—	1,194	1,966	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,563	3,772	4,139	4,139	638	638	—	5,335	9,554	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	749	2,182	2,318	2,318	230	230	—	2,931	5,096	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	3,346	13,995	7,886	7,886	2,247	2,247	—	17,341	20,266	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	1,151	3,421	447	447	—	—	—	4,572	894	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,443	5,901	4,856	4,856	5,354	5,354	—	7,344	20,420	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	50	17	—	—	—	—	—	67	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	607	1,547	1,015	1,015	123	123	—	2,154	2,276	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	767	2,301	3,032	3,032	179	179	—	3,068	6,422	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	84	251	334	334	237	236	—	335	1,141	—	—

			Total	9,928	34,413	25,010	25,010	9,008	9,007	—	44,341	68,035

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$46 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2018, the total assets pledged as an indirect guarantee were MU.S.$560. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	874	CODELCO S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	38,291	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	2,924	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	533	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	111	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	173	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	170	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	601	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	321	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	191	Bank Santander S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	166	Bank Itaú BBA S.A.
		Total		45,815

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	322,234	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	221,000	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,433	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	12,153	Arauco Forest Brasil y Mahal (Brasil)
		Total		559,820

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 3.39% (equivalent to ThU.S.$ +/- 29,719), and +/- 0.18% of equity (equivalent to ThU.S.$ +/- 17,831).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.008% (equivalent to ThU.S.$71) and a change on the equity of +/- 0.0007% (equivalent to ThU.S.$71).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2018, 15.3% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.19% (equivalent to ThU.S.$-/+ 1,653) and +/- 0.01% (equivalent to ThU.S.$-/+ 992) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

	September 2018 ThU.S.$	Total
Fixed rate	3,529,539	84.7%
Bonds issued	3,236,302
Bank borrowings (*)	212,572
Financial leasing	80,665
Variable rate	636,970	15.3%
Bonds issued	—
Loans with Banks	636,970
Total	4,166,509	100.0%

	December 2017 ThU.S.$	Total
Fixed rate	3,676,210	86.0%
Bonds issued	3,302,685
Bank borrowings (*)	261,149
Financial leasing	112,376
Variable rate	597,308	14.0%
Bonds issued	—
Loans with Banks	597,308
Total	4,273,518	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2018, revenue due to pulp sales accounted for 51.7% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 25.49% (equivalent to ThU.S.$ 223,195) on the income for the year after tax and +/- 1.37% (equivalent to ThU.S.$133,917) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, Fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 19 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.8 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.4 million m3 of MDF, 2.2 million m3 of PB, 486,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including 50% of Sonae Arauco, Arauco has a total capacity of 4.5 million m3 of MDF, 3.9 million m3 of PB and 243,000 m3 of OSB.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of September 30, 2018, of which 967 thousand hectares are used for plantations, 431 thousand hectares for native forests, 196 thousand hectares for other uses and 140 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from the sale of goods	2,290,117	77,344	2,100,437	25,136	—	4,493,034		4,493,034
Revenues from the sale of services	77,045	6,590	—	607	—	84,242		84,242

Revenues from external customers	2,367,162	83,934	2,100,437	25,743	—	4,577,276		4,577,276
Revenues from transactions with other operating segments	32,468	777,203	5,196	28,937	—	843,804	(843,804)	—

Finance income	—	—	—	—	12,104	12,104		12,104
Finance costs	—	—	—	—	(155,902)	(155,902)		(155,902)
Net finance costs	—	—	—	—	(143,798)	(143,798)		(143,798)

Depreciation and amortizations	179,471	14,594	108,647	2,479	5,262	310,453		310,453
Sum of significant income accounts	1,825	79,622	1,576	—	—	83,023		83,023
Sum of significant expense accounts	8,827	451	1,632	—	—	10,910		10,910

Profit (loss) of each reportable segment	954,474	(56,086)	182,953	4,426	(429,130)	656,637		656,637

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	2,457	2,457		2,457
Joint ventures	—	—	23,959	—	2,273	26,232		26,232

Income tax expense	—	—	—	—	(199,926)	(199,926)		(199,926)

Geographical information on revenues
Revenue – Chilean entities	1,785,415	38,803	998,730	607	—	2,823,555		2,823,555
Revenue – Foreign entities	581,747	45,131	1,101,707	25,136	—	1,753,721		1,753,721
Total Ordinary Income	2,367,162	83,934	2,100,437	25,743	—	4,577,276		4,577,276

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	131,387	187,509	240,106	409	2,173	561,584		561,584
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	17,552	17,552		17,552

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,318	5,140,228	2,837,808	49,440	981,979	14,261,773	(50,245)	14,211,528
Segments assets (excluding deferred tax assets)	5,252,318	5,140,228	2,837,808	49,440	973,514	14,253,308	(50,245)	14,203,063
Deferred tax assets	—	—	—	—	8,465	8,465		8,465

Investments accounted through equity method
Associates	—	37,386	—	—	113,853	151,239		151,239
Joint Ventures	—	—	195,229	—	22,509	217,738		217,738
Segment liabilities	466,921	159,850	370,510	13,105	5,882,534	6,892,920		6,892,920
Segments liabilities (excluding deferred tax liabilities)	466,921	159,850	370,510	13,105	4,439,122	5,449,508		5,449,508
Deferred tax liabilities	—	—	—	—	1,443,412	1,443,412		1,443,412

Geographical information on non-current assets (**)
Chile	2,530,399	3,259,473	832,755	20,565	151,300	6,794,492	(3,921)	6,790,571
Foreign countries	1,659,471	1,386,954	1,152,063	19,811	64,117	4,282,416	—	4,282,416
Non-current assets, Total	4,189,870	4,646,427	1,984,818	40,376	215,417	11,076,908	(3,921)	11,072,987

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,735,720	77,745	1,979,720	28,634	—	3,821,819		3,821,819
Revenues from transactions with other operating segments	78,738	6,054	—	428	—	85,220		85,220

Revenues from external customers	1,814,458	83,799	1,979,720	29,062	—	3,907,039		3,907,039
Revenues from transactions with other operating segments	32,503	814,749	4,738	25,946	—	877,936	(877,936)	—

Finance income	—	—	—	—	15,651	15,651		15,651
Finance costs	—	—	—	—	(171,766)	(171,766)		(171,766)
Net finance costs	—	—	—	—	(156,115)	(156,115)		(156,115)

Depreciation and amortizations	181,024	16,046	107,311	2,685	5,197	312,263		312,263
Sum of significant income accounts	581	107,232	706	—		108,519		108,519
Sum of significant expense accounts	—	139,376	1,280	—		140,656		140,656

Profit (loss) of each reportable segment	418,464	(147,851)	191,451	5,154	(280,020)	187,198		187,198

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	5,006	5,006		5,006
Joint ventures	—	—	12,150		1,423	13,573		13,573

Income tax expense	—	—	—	—	(64,005)	(64,005)		(64,005)

Geographical information on revenues
Revenue – Chilean entities	1,326,640	43,396	952,149	428		2,322,613		2,322,613
Revenue – Foreign entities	487,818	40,403	1,027,571	28,634		1,584,426		1,584,426
Total Ordinary Income	1,814,458	83,799	1,979,720	29,062		3,907,039		3,907,039

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	126,475	146,165	145,815	376	2,242	421,073		421,073
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,154,159	5,402,685	2,577,933	52,188	732,322	13,919,287	(45,862)	13,873,425
Segments assets (excluding deferred tax assets)	5,154,159	5,402,685	2,577,933	52,188	724,749	13,911,714	(45,862)	13,865,852
Deferred tax assets					7,573	7,573		7,573
Investments accounted through equity method
Associates	—	52,534	—	—	107,769	160,303		160,303
Joint Ventures	—	—	181,517	—	19,876	201,393		201,393
Segment liabilities	617,679	157,126	314,639	11,089	5,657,462	6,757,995		6,757,995
Segment liabilities (excluding deferred tax liabilities)	617,679	157,126	314,639	11,089	4,053,017	5,153,550		5,153,550
Deferred tax liabilities					1,604,445	1,604,445		1,604,445

Chile	2,590,828	3,265,302	685,263	22,483	156,462	6,720,338	(4,885)	6,715,453
Foreign countries	1,708,899	1,596,177	1,125,968	21,571	32,674	4,485,289		4,485,289
Non-current assets, Total	4,299,727	4,861,479	1,811,231	44,054	189,136	11,205,627	(4,885)	11,200,742

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Quarter July - September 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from the sale of goods	787,205	19,817	713,891	7,051	—	1,527,964		1,527,964
Revenues from the sale of services	23,040	2,211	—	70	—	25,321		25,321

Revenues from external customers	810,245	22,028	713,891	7,121		1,553,285		1,553,285
Revenues from transactions with other operating segments	10,392	259,597	1,768	9,925		281,682	(281,682)	—

Finance income	—	—	—	—	4,759	4,759		4,759
Finance costs	—	—	—	—	(52,821)	(52,821)		(52,821)
Net finance costs	—	—	—	—	(48,062)	(48,062)		(48,062)

Depreciation and amortizations	60,690	4,713	35,736	816	1,771	103,726		103,726
Sum of significant income accounts	14	27,348	429	—	—	27,791		27,791
Sum of significant expense accounts	803	(334)	1,531	—	—	2,000		2,000

Profit (loss) of each reportable segment	333,192	(21,773)	63,009	948	(154,683)	220,693		220,693

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	934	934		934
Joint ventures	—	—	2,667	—	1,079	3,746		3,746

Income tax expense	—	—	—	—	(75,230)	(75,230)		(75,230)

Geographical information on revenues
Revenue – Chilean entities	618,624	8,011	337,563	70		964,268		964,268
Revenue – Foreign entities	191,621	14,017	376,328	7,051		589,017		589,017
Total Ordinary Income	810,245	22,028	713,891	7,121		1,553,285		1,553,285

Quarter July - September 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)	32,544	56,074	103,707	232	880	193,437		193,437

Acquisition of property, plant and equipment and biological assets	—	—	—	—	269	269		269
Acquisition and contribution of investments in associates and joint venture

Quarter July - September 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from the sale of goods	640,532	32,726	686,976	8,049		1,368,283		1,368,283
Revenues from the sale of services	22,666	2,304	—	120		25,090		25,090

Revenues from external customers	663,198	35,030	686,976	8,169		1,393,373		1,393,373
Revenues from transactions with other operating segments	11,620	279,794	1,611	9,927		302,952	(302,952)	—

Finance income	—	—	—	—	3,334	3,334		3,334
Finance costs	—	—	—	—	(54,149)	(54,149)		(54,149)
Net finance costs	—	—	—	—	(50,815)	(50,815)		(50,815)

Depreciation and amortizations	63,350	5,605	38,912	896	1,731	110,494		110,494
Sum of significant income accounts	5	37,039	445	—	—	37,489		37,489
Sum of significant expense accounts	—	(34,491)	(277)	—	—	(34,768)		(34,768)

Profit (loss) of each reportable segment	174,866	17,998	75,636	(391)	(119,706)	148,403		148,403

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	1,881	1,881		1,881
Joint ventures	—	—	4,583		545	5,128		5,128

Income tax expense	—	—	—	—	(52,185)	(52,185)		(52,185)

Geographical information on revenues
Revenue – Chilean entities	496,774	8,672	335,720	120		841,286		841,286
Revenue – Foreign entities	166,424	26,358	351,256	8,049		552,087		552,087
Total Ordinary Income	663,198	35,030	686,976	8,169		1,393,373		1,393,373

Quarter July - September 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)	47,553	42,736	77,359	202	1,142	168,992		168,992

Acquisition of property, plant and equipment and biological assets	—	—	—	—	—	—	—	—
Acquisition and contribution of investments in associates and joint venture

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	671,083	61,768	260,857	9,046	(140,898)	861,856		861,856
Cash flows (used in) investing activities	(132,994)	(169,012)	(302,172)	(1,658)	47,081	(558,755)		(558,755)
Cash flows from (used in) Financing Activities	(78,494)	—	(113)	—	(54,109)	(132,716)		(132,716)
Net increase (decrease) in Cash and Cash Equivalents	459,595	(107,244)	(41,428)	7,388	(147,926)	170,385		170,385

Period ended September 30, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	511,877	183,490	282,899	5,545	(251,746)	732,065		732,065
Cash flows (used in) investing activities	(126,345)	(128,424)	(149,439)	(1,499)	446	(405,261)		(405,261)
Cash flows from (used in) Financing Activities	(86,116)	(2,830)	(2,056)	—	(341,637)	(432,639)		(432,639)
Net increase (decrease) in Cash and Cash Equivalents	299,416	52,236	131,404	4,046	(592,937)	(105,835)		(105,835)

Quarter July - September 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	267,901	53,357	130,950	3,551	(73,012)	382,747		382,747
Cash flows (used in) investing activities	(36,428)	(52,223)	(148,738)	(607)	55,467	(182,529)		(182,529)
Cash flows from (used in) Financing Activities	(39,222)	—	(36)	—	5,144	(34,114)		(34,114)
Net increase (decrease) in Cash and Cash Equivalents	192,251	1,134	(17,824)	2,944	(12,401)	166,104		166,104

Quarter July - September 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	133,997	84,792	107,743	2,044	(82,471)	246,105		246,105
Cash flows (used in) investing activities	(47,578)	(40,971)	(77,340)	(682)	5,477	(161,094)		(161,094)
Cash flows from (used in) Financing Activities	(43,057)	(1,103)	(4,086)	—	(65,220)	(113,466)		(113,466)
Net increase (decrease) in Cash and Cash Equivalents	43,362	42,718	26,317	1,362	(142,214)	(28,455)		(28,455)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,759,952	368,762	380,815	622,110	361,395	4,493,034
Revenues from sales of services	63,603	—	—	—	20,639	84,242

Revenues as of September 30, 2018	2,823,555	368,762	380,815	622,110	382,034	4,577,276

Revenues from sales of goods Q3/2018	945,176	121,832	132,025	215,614	113,317	1,527,964
Revenues from sales of services Q3/2018	19,092	—	—	—	6,229	25,321

Revenues 3rd Quarter - 2018	964,268	121,832	132,025	215,614	119,546	1,553,285

Non-current Assets at 09-30-2018 other than deferred tax	6,784,798	918,538	966,622	734,751	1,659,812	11,064,521

	Geographical area
2017	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,258,988	367,767	284,707	620,659	289,698	3,821,819
Revenues from sales of services	63,625	—	—	—	21,595	85,220

Revenues as of September 30, 2017	2,322,613	367,767	284,707	620,659	311,293	3,907,039

Revenues from sales of goods Q3/2017	823,689	122,466	113,587	206,787	101,654	1,368,183
Revenues from sales of services Q3/2017	17,597	—	—	—	7,593	25,190

Revenues 3rd Quarter - 2017	841,286	122,466	113,587	206,787	109,247	1,393,373

Non-current Assets at 09-30-2017 other than deferred tax	6,710,551	954,094	1,246,104	495,408	1,787,012	11,193,169

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize current	36,932	43,301
Prepayment to amortize (insurance + others)	30,824	21,257
Recoverable taxes (Relating to purchases)	64,199	60,823
Other current non-financial assets	3,196	4,456
Total	135,151	129,837

Non-current non-financial assets	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize, non-current	130,975	112,937
Guarantee values	3,049	2,893
Recoverable taxes	1,495	1,835
Other non-current non-financial assets	3,807	3,856
Total	139,326	121,521

Current non-financial liabilities	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
Provision of minimum dividend (1)	285,812	116,123
ICMS tax payable	11,018	12,593
Other tax payable	14,949	23,040
Other Current non-financial liabilities	3,002	2,194
Total	314,781	153,950

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	09-30-2018 ThU.S.$	12-31-2017 ThU.S.$
ICMS tax payable	105,226	110,532
Other non-current non-financial liabilities	930	1,808
Total	106,156	112,340

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as September 30, 2018 and 2017 in order to determine the provision of 40% of the distributable net profit for each period:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 09-30-2018	657,075
Adjustments:
Biological Assets
Unrealized gains/losses	(78,492)
Realized gains/losses	153,013
Deferred income taxes	(20,318)

Total adjustments	54,203

Distributable Net Profit at 09-30-2018	711,278

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 09-30-2017	186,818
Adjustments:
Biological Assets
Unrealized gains/losses	(100,976)
Realized gains/losses	253,816
Deferred income taxes	(37,190)

Total adjustments	115,650

Distributable Net Profit at 09-30-2017	302,468

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2018, in the Statements of Financial Position, under the line item Other current non-financial liabilities ThU.S.$284,511 correspond to a provision for the minimum dividend for the 2018 period.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-September		January-September
	2018 ThU.S.$	2017 ThU.S.$	2018 ThU.S.$	2017 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	657,074	186,818	220,839	148,427
Weighted average of number of shares	113,159,655	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	5.8066101	1.6509241	1.9515701	1.3116601

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) On October 25, 2018, the Company has placed bonds in the local market, which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

A) Series “W” Bonds, for an aggregate amount of 3,000,000 Unidades de Fomento (“UF”) with a 10-year term. Interest shall accrue as from October 10, 2018, and will be payable semi-annually on April 10 and October 10 of each year, commencing on April 10, 2019. The principal will be repayable in one installment on October 10, 2028.

The offering was placed at a placement rate (“tasa de colocación”) of 2.38%.

The Series “W” Bonds shall accrue over the outstanding principal thereof, denominated in UF, a coupon interest of 2.10% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equivalent to a rate of 1.0445% per semester.

B) Series “X” Bonds, for an aggregate amount of 5,500,000 UF with a 25-year term. Interest shall accrue as from October 10, 2018, and will be payable semi-annually on April 10 and October 10 of each year, commencing on April 10, 2019. The principal will be repayable in one installment on October 10, 2043.

The offering was placed at a placement rate (“tasa de colocación”) of 2.88%.

The Series “X” Bonds shall accrue over the outstanding principal thereof, denominated in UF, a coupon interest of 2.70% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equivalent to a rate of 1. 3410% per semester.

2. The Bonds have been issued against the Company’s line of bonds registered in the Securities Registry of the Commission for the Financial Market under No. 826, on December 30, 2015. In turn, the abovementioned series “W” and “X” were approved by the Board of Directors on October 1, 2018, and their characteristics are shown in Resolution (Oficio) No. 27640 of the abovementioned Commission, dated October 16, 2018.

3. These series of bonds have a local risk rating of AA- as per certificates granted by the rating agencies Fitch Chile and Feller-Rate.

4. The underwriter in charge of this placement was Scotia Azul Corredores de Bolsa Limitada, a company with which there is no ownership relation.

The financial advisors for the placement were Link Capital Partners SpA and Scotiabank Chile, companies with which there is no ownership relation.

5. The spread obtained for the “W” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 10 years was 75 basis points. The spread obtained for the “X” Series over the BCU for 30 years was 69 basis points.

6. Other relevant conditions of the abovementioned bonds are the following:

i) Both the Bonds of Series “W” and “X” may be redeemed as from October 10, 2023.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2018

Amounts in thousands of U.S. dollars, except as indicated

ii) The Bonds will have no guarantee.

iii) The proceeds obtained from the aforementioned placement shall be used for the financing of the project for the modernization and extension of the Company’s pulp mill in Arauco, Chile (Proyecto Modernización y Ampliación de la Planta Arauco).

It is estimated that the abovementioned bond placement shall have no significant effects on the Company’s financial statements.

2) The authorization for the issuance and publication of these interim consolidated financial statements for the period ended September 30, 2018 was approved by the Board of Directors of Arauco at the Extraordinary Session No.599 held on November 14, 2018.

Subsequent to September 30, 2018 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

CELULOSA **ARAUCO**

Y CONSTITUCIÓN S.A.

Third Quarter 2018 Results

November 15, 2018

renewables for a better life

arauco

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. Third Quarter 2018 Results November 15, 2018

HIGHLIGHTS REVENUES US$1,553.3 MILLION Arauco’s revenues reached US$1,553.3 million during the third quarter of 2018, a 0.4% decrease compared to the US$1,559.3 million obtained in the second quarter of 2018, and a 11.5% or US$159.9 million increase compared to the third quarter of 2017. NET INCOME US$220.7 MILLION Net income reached US$220.7 million, a 7.4% or US$17.5 million decrease compared to the US$238.2 million obtained in the second quarter of 2018, and a 48.7% or US$72.3 million increase compared to the third quarter of 2017. ADJUSTED EBITDA US$524.9 MILLION Adjusted EBITDA reached US$524.9 million, a 3.9% or US$21.4 million decrease compared to the US$546.3 million obtained during the second quarter of 2018, and a 36.4% or US$ 140.2 million increase compared to the third quarter of 2017. NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA 1.8x (THE LOWEST SINCE 2010) Net Financial Debt / LTM Adjusted EBITDA ratio reached 1.8x in this quarter, a decrease compared to the 2.1x obtained in the second quarter of 2018. CAPEX CAPEX reached US$193.7 million, a of 4.2% or US$8.5 million decrease compared to the US$202.2 million during the second quarter of 2018. Conference Call Friday, November 23rd, 2018 10:30 Santiago Time 08:30 Eastern Time (New York) Please Dial: +1 (844) 450 3845 from USA +1 (412) 317 6368 from other countries Password: Arauco For further information, please contact: Marcelo Bennett, TREASURER marcelo.bennett@arauco.cl Phone: (562) 2461 7309 María José Ulloa, INVESTOR RELATIONS maria.ulloa@arauco.cl Phone: (562) 2461 7494 investor_relations@arauco.cl For more details on Arauco´s financial statements please visit www.cmfchile.cl or www.arauco.cl Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

OVERVIEW Arauco´s third quarter net income was US$220.7 million, a decrease of 7.4% compared to the last quarter, driven by higher distribution costs and lower Shares in Associates and Joint Ventures. This lower income explains the decrease in our Adjusted EBITDA by 3.9% compared to last quarter, reaching US$524.9 million. Our Adjusted EBITDA margin was 33.8%, down from 35.0% in the previous quarter. Our wood product sales increased due to higher sales volume in panels and sawn timber products, partially offset by lower prices in both industries. In general, all markets showed healthy demand, besides the high uncertainty generated by the commercial and political issues among United States and China. Pulp division sales were stable compared to the last quarter and demand remained active, despite the seasonal impact of summer in the Northern Hemisphere, when demand for pulp tends to be lower. Our Net Debt/LTM EBITDA ratio reached 1.8x, the lowest since 2010 and down from 2.1x in the previous quarter. In US$ Million Q3 2018 Q2 2018 Q3 2017 QoQ YoY YTD 2018 YTD 2017 YoY Acum Revenue 1,553.3 1,559.3 1,393.4 -0.4% 11.5% 4,577.3 3,907.0 17.2% Net income 220.7 238.2 148.4 -7.4% 48.7% 656.6 187.2 250.8% Adjusted EBITDA 524.9 546.3 384.7 -3.9% 36.4% 1,534.6 1,014.9 51.2% Adjusted EBITDA 33.8% 35.0% 27.6% -3.5% 22.4% 33.5% 26.0% 29.1% Margin LTM Adj. EBITDA 1,872.8 1,732.6 1,286.3 8.1% 45.6% 1,872.8 1,286.3 45.6% CAPEX 193.7 202.2 169.0 -4.2% 14.6% 579.1 421.1 37.5% Net Financial Debt 3,431.7 3,643.0 3,679.2 -5.8% -6.7% 3,431.7 3,679.2 -6.7% Net Financial Debt / 1.8x 2.1x 2.9x -12.9% -35.9% 1.8x 2.9x -35.9% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (In US$ Million) FY 2016 FY 2017 2018 1,067.1 1,353.2 1,534.6

INCOME STATEMENT Net income for the third quarter of 2018 was US$220.7 million, a decrease of 7.4% or US$17.5 million compared to US$238.2 million in the second quarter of 2018. This was mainly due to higher distribution costs and lower Shares in Associates and Joint Ventures, which was compensated by a lower negative effect from Exchange Rate Differences. In US$ Million Q3 2018 Q2 2018 QoQ Revenues 1,553.3 1,559.3 -0.4% Cost of sales (937.6) (936.5) 0.1% Distribution costs (147.1) (135.3) 8.7% Administrative expenses (140.7) (140.9) -0.1% Other income 35.2 29.2 20.5% Other expenses (17.7) (16.8) 5.6% Financial income 4.8 2.6 85.7% Financial costs (52.8) (51.4) 2.7% Share of profit (loss) of associates and joint 4.7 18.2 -74.2% ventures accounted for using equity method Exchange rate differences (6.0) (17.3) -65.1% Income before income tax 295.9 311.1 -4.9% Income tax (75.2) (72.9) 3.3% Net income 220.7 238.2 -7.4% Revenues reached US$1,553.3 million during the third quarter of 2018, a decrease of 0.4% compared to the US$1,559.3 million in the previous quarter. This was a result of a decrease in sales of our pulp and forestry segment, which was partly offset by an increase in sales of our wood products. Pulp revenues decreased by 1.7% compared to the previous quarter, resulting from a decrease in sales volume of 1.4%, slightly offset by an increase in average prices of 0.5%. Meanwhile, wood products sales rose by 2.9% compared to the second quarter, due to higher sales volume. The following table shows a breakdown of the revenue sales distributed by business segment: Sales by Business Segment 3Q 2018 In US$ Million Q3 2018 Q2 2018 QoQ Pulp(*) 810.2 824.1 -1.7% Wood Products(*) 713.9 693.9 2.9% Forestry 22.0 31.9 -30.9% Others 7.1 9.5 -25.4% Total 1,553.3 1,559.3 -0.4% (*) Pulp and Wood division sales include energy

Cost of sales for the third quarter of the year increased slightly by 0.1% or US$1.1 compared to the second quarter. Energy and fuel had the biggest increase of 18.5% or US$9.0 million, resulting from higher consumption in our pulp mills and higher fuel prices. There was also an increase in maintenance costs due to a higher provision for future programmed maintenance stoppages in our pulp mills. These increases were offset by lower timber costs of 8.0%, mainly associated with lower production volume in the Montes del Plata mill, Uruguay. In US$ Million Q3 2018 Q2 2018 QoQ Timber 163.3 177.4 -8.0% Forestry costs 178.2 173.4 2.7% Depreciation and amortization 96.4 97.3 -1.0% Maintenance costs 74.1 65.5 13.1% Chemical costs 148.5 144.2 3.0% Sawmill services 35.2 38.9 -9.4% Other raw materials and indirect costs 88.3 95.2 -7.3% Energy and fuel 57.4 48.5 18.5% Cost of electricity 8.6 9.8 -11.8% Wage, salaries and severance indemnities 87.6 86.2 1.6% Cost of Sales 937.6 936.5 0.1% Administrative expenses remained steady, decreasing by 0.1% or US$0.2 million. Wages and salaries expenses increased compared to the second quarter because of higher provisions for benefits to employees (annual bonus). On the other hand, computer services expenses decreased by US$5.5 million compared to the previous quarter, period when software licenses expenses were higher. In US$ Million Q3 2018 Q2 2018 QoQ Wages, salaries and severance indemnities 65.5 57.3 14.3% Marketing, advertising, promotion and 3.2 3.1 3.0% publications expenses Insurance 4.3 3.8 12.6% Depreciation and amortization 6.9 6.8 2.0% Computer services 5.5 11.3 -51.0% Lease rentals (offices, warehouses and machinery) 3.8 3.2 19.2% Donations, contributions, scholarships 2.5 2.6 -3.2% Fees (legal and technical advisories) 11.6 13.4 -13.5% Property taxes, patents and municipality rights 4.4 5.3 -17.8% Other administration expenses 33.2 34.2 -3.1% Administrative Expenses 140.7 140.9 -0.1%

Distribution costs increased by 8.7% or US$11.7 million, due to an increase in freight costs by 9.0 % or US$9.9 million. This was mainly because of an increase in wood sales volume and sawn timber exports to the Middle East, which implied higher unit freight cost. In US$ Million Q3 2018 Q2 2018 QoQ Commissions 3.6 3.9 -6.9% Insurance 0.9 1.2 -23.5% Other selling costs 5.1 2.9 74.5% Port services 7.4 6.0 24.1% Freights 119.3 109.4 9.0% Other shipping and freight costs 10.8 12.0 -10.1% Distribution Costs 147.1 135.4 8.7% As a percentage, administrative expenses and distribution costs combined were 18.5% of sales, showing an increase compared to the 17.7% in the previous quarter, and a downward trend compared to 18.7% in the quarter before that. Other income rose 20.5% or US$6.0 million this quarter compared to last quarter. The increase during the third quarter was mainly due to a higher gain from changes in the fair value of biological assets compared to the second quarter. In US$ Million Q3 2018 Q2 2018 QoQ 18.5% Gain from changes in fair value of biological assets 26.4 22.3 Net income from insurance compensation 0.3 1.2 -77.4% Leases received 0.5 0.3 72.6% Gains on sales of assets 2.7 1.8 52.2% Other operating results 5.3 3.6 46.4% Other Income 35.2 29.2 20.5%

Other expenses overall rose 5.6% or US$0.9 million compared to the last quarter, mainly explained by an increase in Project expenses of US$2.2 million associated to the Grayling and MAPA Project. This was offset by a decrease in other taxes expenses because during the second quarter of this year we paid higher green tax, which are related to gas emissions. In US$ Million Q3 2018 Q2 2018 QoQ Depreciation 0.1 0.1 22.4% Legal payments 0.8 0.8 5.7% Impairment provision property, plant and 2.7 1.4 93.0% equipment and others Project expenses 5.1 2.9 74.7% Loss (gain) from asset sales 2.3 2.9 58.9% Loss and repair of assets 0.2 1.4 1.0% Provision for forestry fire losses (0.6) 0.6 -193.1% Other taxes 3.3 5.0 -33.1% Other expenses (donations, repayments insurance) 3.7 4.4 -14.4% Other expenses 17.7 16.8 5.6% Foreign exchange differences showed a loss of US$6.0 million, a US$11.2 million of difference when compared to the previous quarter that ended at a US$17.3 million loss, which was explained by a higher balance of Chilean Pesos in the second quarter in anticipation to the dividends paid. The average of the Chilean peso against the US dollar during the third quarter depreciated by 6.4% compared to the previous quarter. On the other hand, the average of the Argentine peso depreciated by 35.5% against the US dollar compared to the second quarter, and 39.9% compared to the exchange rate at the end of the last quarter. These currency variations affected our cash and cash equivalents in comparison to the US dollar exchange. Income tax expense for the third quarter reached US$75.2 million, an increase of US$2.4 million compared to the US$72.9 million of the second quarter.

ADJUSTED EBITDA Adjusted EBITDA for the third quarter of 2018 was US$524.9 million, 3.9% or US$21.4 million lower than the US$ 546.3 million reached during the previous quarter, mainly due to a decreased in sales volume in our pulp division. In terms of Adjusted EBITDA by business, during the third quarter of the year we had an increase in our forestry division Adjusted EBITDA of 11.0% and a decrease in our wood and pulp products Adjusted EBITDA of 1.8% and 3.0%, respectively, compared to the previous quarter. Comparing with the same quarter of 2017, the Adjusted EBITDA increased by 36.4% or US$140.2 million. In US$ Million Q3 2018 Q2 2018 Q3 2017 QoQ YoY Net Income 220.7 238.2 148.4 -7.4% 48.7% Financial costs 52.8 51.4 54.1 2.7% -2.5% Financial income (4.8) (2.6) (3.3) 85.7% 42.7% Income tax 75.2 72.9 52.2 3.3% 44.2% EBIT 344.0 359.9 251.4 -4.4% 36.8% Depreciation & amortization 103.7 104.4 110.5 -0.7% -6.1% EBITDA 447.7 464.4 361.9 -3.6% 23.7% Fair value cost of timber harvested 95.4 84.9 94.0 12.4% 1.5% Gain from changes in fair value of (26.4) (22.3) (33.9) 18.5% -22.0% biological assets Exchange rate differences 6.0 17.3 (2.9) -65.1% -308.5% Others (*) 2.1 2.0 (34.4) 5.3% -106.2% Adjusted EBITDA 524.9 546.3 384.7 -3.9% 36.4% (*) Includes provision from forestry fire losses and provision from fixed assets and others. Adjusted EBITDA Variation by Business Segment Q2 2018 – Q3 2018 (In US$ Million)

FORESTRY BUSINESS The Adjusted EBITDA for our forestry business reached US$54.6 million during this quarter, which translates to 11.0% or US$5.4 million of increase compared to the previous quarter. Adjusted EBITDA for Forestry Business (In US$ Million) 61 59 59 52 42 52 49 55 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 During the third quarter, our forestry production was 5.9 million m3, a 1.1% increase compared to the 5.8 million m3 produced in the previous quarter. Sales volume increased by 1.2% from 7.6 million m3 to 7.7 million m3. Production, Purchases and Sales Volume (In Thousand m3)

PULP BUSINESS The Adjusted EBITDA for our pulp business reached US$396.0 million during this quarter, representing a 3.0% decrease or US$12.3 million compared to the previous quarter. Adjusted EBITDA for Pulp Business (In US$ Million) 408 396 343 251 254 205 146 161 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Global Pulp Demand Change Pulp sales volume in the northern hemisphere was stable during the three months ended September Q2 2018 – Q3 2018 30 2018. Considering the usual downward in the demand during the summer season, we had a decrease of 1.4% compared to the second quarter. Also, global inventories remained stable around 37-38 days, 1 or 2 days higher than the previous quarter. This was because during the first and second quarter of the year, there were relevant restrictions of raw materials affecting the Nordic countries pulp producers, forcing them to reduce their production, which was a positive scenario for the market. During the first half of the year, buyers tried to ensure inventories because prices were increasing. The Asian market, specially China, operated with more uncertainty, because of the economic situation. However, during the third quarter, demand remained stable with a perception of prudential Source: Hawkins Wright behavior. The tariffs imposed by the United States targeting products from China started during the third quarter and they affect products that use pulp as a raw material, such as packaging papers; Production and Sales Volume specialties used in the electronic industry; paper used in the production of furniture, among others. (In Thousand AdT) On the other hand, China applied tariffs of 5% on pulp products coming from the US, being fluff the most affected one. It is likely that US pulp producers will have to absorb the 5% in their prices, because it is not easy to find alternative markets to this kind of pulp and, if the pulp is diverted to other markets, the price drop could be more significant. Korean producers were going through an adverse scenario with low margins in their results, high levels of competition within the industry of commodity papers and a devaluation of the local currency. Even though the third quarter coincided with the summer holidays, the market in Europe was solid and active and the pulp demand remained stable. Pulp prices stabilized at high levels during this quarter, with no signs of deterioration. The most relevant European producers with a regional and global presence are adopting strategies to ensure their supply for 2019. This is due to a possible shortage of pulp capacity impacting the market in the next 2 to 3 years, and because of the effects of the takeover of Fibria by Suzano, (approximately 30% of short fiber pulp). In the Middle East, where Turkey is an important market for the company, demand was stable during the quarter, regardless of the devaluation of the Turkish lira. Payment conditions of some Turkish costumers were changed in order to mitigate the risk in times of instability. Pulp production during the third quarter compared to the second quarter was almost the same, decreasing only by 0.3%. There was no maintenance in our pulp mills during this quarter, but there were some production losses in our Montes del Plata mill that affected the quarter results.

WOOD PRODUCTS BUSINESS The Adjusted EBITDA for our wood products business reached US$103.1 million during this quarter, which translates to a 1.8% decrease or US$1.9 million compared to the previous quarter. Adjusted EBITDA for Wood Product Business (In US$ Million) 116 105 103 86 94 95 87 92 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Composite panel segment remained stable with sales volume increasing by 6.5% Production and Sales Volume: Panels(1) compared to the previous quarter (including both MDF and PBO products) and average 3 (In Thousand m ) price decreasing by 3.9%. The Latin American market maintained stable levels of demand and sales kept growing along the Pacific Coast with positive perspectives for the next months. During the quarter, Brazil was affected by different events: Brazilian Real devaluation, logistic restrictions and the increase in freight costs, which limited the exports. Nevertheless, local market keeps growing and there is a good economic sentiment after the results of the presidential elections. On the other hand, Argentina was affected by the Argentinean peso devaluation. Taken together with economic difficulties, the result was a lower local consumption and higher levels of exports. (2) Production and Sales Volume: Sawn Timber In the third quarter, sales in the United States and Canada were steady and we expect to (In Thousand m3) increase sales for the coming months, due to seasonality. In Mexico the exchange rate was highly fluctuating and, as a result, there was a wide difference between the imported and local product prices during the first part of the third quarter. Sawn timber sales volume increased 4.5% during the third quarter, which was offset by a decrease of 1.9% in average prices. In Japan, sales remained in a good level, although a common concern was the commercial conflict between US and China that could affect the packaging products. In Korea, sales volume increased due to new business opportunities. In China, the uncertainty of the duties definition in the US, de Renmibi (RMB) devaluation and the high levels of wood stocks, resulted in lower sales. The demand in the Middle East was also stable during the third quarter with higher supplies Production and Sales Volume: Plywood from Europe. Remanufactured wood products performance in the US improved towards (In Thousand m3) the end of the third quarter due to the effects of the trade war between the US and China, logistics restrictions and exchange rates in Brazil. Plywood demand remained stable in our main markets. In the United States and Canada, the demand remained positive, despite a slight decrease of prices due to higher local supply from Brazil and Chile. During the third quarter, local demand in Chile decreased because of seasonality the of winter. nufactured wood products, pallets 11

CAPITAL EXPENDITURES US$ Million Q3 2018 Q2 2018 Q3 2017 YTD 2018 YTD 2017 Cash flow used to obtain control of subsidiaries or other 0.0 0.6 - 16.6 - businesses Cash flow used to purchase in associates 0.2 0.7 - 1.0 - Purchase and sale of property, plant and equipment 143.5 152.4 132.4 392.7 289.7 Purchase and sale of intangible assets 0.3 0.2 2.1 0.8 9.9 Purchase of other long-term assets 49.6 48.2 34.5 168.1 121.5 Total CAPEX 193.7 202.2 169.0 579.1 421.1 During this quarter, capital expenditures decreased by US$8.5 million or 4.2% compared to the second quarter of 2018, totaling US$193.7 million. The Grayling Project had capital expenditures of US$71.6 million during the quarter and the Dissolving Pulp Project disbursed US$11.2 million. In addition, the acquisition of Panolam’s assets located in Abany, Oregon, included a transaction of US$12.2 million. During the quarter, plantation capex amounted a total of US$49.6 million, an increase compared to the previous quarter, due to more plantations in Chile. The remaining capex pertains to sustaining business operations.

FREE CASH FLOW During the third quarter, Free Cash Flow increased significantly by US$135.3 million compared to the previous quarter. The main reason was the absence of dividend payments this quarter compared to the US$113.8 million paid in the second quarter. Cash provided by operating activities decreased by US$12.9 million, mainly due to a higher working capital variation and a lower Adjusted EBITDA, which was compensated by a decrease in other cash outflows. Cash used by investment activities decreased slightly to US$182.5 million compared to US$198.0 million in the previous quarter. This is mainly explained by lower CAPEX and higher income from other cash inflows. In addition, cash used by financing activities during this quarter was US$0.2 million compared to US$114.6 million for the last quarter, when dividends were paid. Q3 2018 Q2 2018 Q3 2017 US$ Million Adjusted EBITDA 524.9 546.3 384.7 Working Capital Variation (74.5) (15.5) (13.9) Interest paid and received (39.4) (40.8) (50.7) (19.4) 5.8 (12.3) Income tax paid Other cash inflows (outflows) (8.8) (100.1) (61.7) Cash from Operations 382.7 395.7 246.1 Capex (193.7) (202.2) (169.0) Proceeds from investment activities 3.4 3.6 1.8 Other inflows of cash, net 7.8 0.6 6.1 Cash from (used in) Investment Activities (182.5) (198.0) (161.1) Dividends paid (0.2) (113.8) (0.6) Other inflows of cash, net (0.0) 0.8 1.2 Cash from (used in) Financing Activities - (0.2) (114.6) (0.6) Net of Proceeds and Repayments Effect of exchange rate changes on cash and (3.1) (21.4) (1.3) cash equivalents Free Cash Flow 196.9 61.6 86.9 Net Debt Variation Q2 2018 – Q3 2018 (In US$ Million)

FINANCIAL DEBT AND CASH

Net Financial Debt and Leverage
(In US$ Million)

3.6x
3.5x
3.2x
2.9x
2.7x
2.5x
2.1x
1.8x
3,888.8
3,821.0
3,735.8
3,679.2
3,683.6
3,808.5
3,643.0
3,431.7
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018

Debt by Currency

Other Currencies 1%
UF (*) swapped to U.S. Dollar 30%
U.S.Dollar 69%

Debt by Instrument

Leasing 2%
Banks 20%
Bonds 78%

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FINANCIAL DEBT AND CASH Arauco’s total financial debt as of September 30, 2018 reached US$4,166.5 million, a decrease of 1.1% or US$48.3 million when compared to June 30, 2018. Our consolidated net financial debt decreased 5.8% or US$211.3 million when compared with June 30 2018, while cash and cash equivalents increased by US$163.0 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA, decreased compared to last quarter from 2.1x to 1.8x times, reaching the lowest since 2010. September June September In US$ Million 2018 2018 2017 Short term financial debt 502.2 496.2 629.5 Long term financial debt 3,664.3 3,718.6 3,535.3 TOTAL FINANCIAL DEBT 4,166.5 4,214.9 4,164.8 Cash and cash equivalents 734.8 571.8 485.6 NET FINANCIAL DEBT 3,431.7 3,643.0 3,679.2 LTM Adjusted EBITDA 1,872.8 1,732.6 1,286.3 Net Financial Debt and Leverage (In US$ Million) Debt by Currency Debt by Instrument

Financial Debt Profile For the last quarter of the year, bank obligations (which include accrued interest) totaled to US$122 million, which include the following maturities: US$53.0 million loans in Montes del Plata, US$7.9 million of leasing, US$3.9 million from our United States subsidiaries, US$2.2 million in our Brazilian subsidiaries and US$13.0 thousand of credit loans in Argentina. Bond amortizations include the third amortization of the local bond BARAU-Q of US$10.4 million. Of our committed facility line for the Grayling Project, a total of US$6.0 million was disbursed during the quarter, amounting a total of US$221.0 million of the line used. During the third quarter, we refinanced the bank loan of US$200.0 million with a new final maturity in September 2023. Financial Obligation by Year as of September 30, 2018 (In US$ Million) 739 691 532 418 387 538 361 326 302 248 45 244 254 299 237 122 257 55 170 45 153 107 89 87 67 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Bank Loans Bonds & thereafter Short term debt includes accrued interest Cash Our cash position was US$734.8 million at the end of the third quarter, which was a US$163.0 million or 28.5% increase compared to the end of the second quarter of 2018. Cash provided from operating activities decreased by US$12.9 million, mainly due to lower receipts from sales by US$98.7 million and other cash receipts of US$46.1 million, offset by lower payments to suppliers and personnel. Cash provided by investing activities remained steady and cash provided by financing activities reached US$34.1 million. This was because dividends were paid during the second quarter. Cash by Currency Cash by Instrument Euro 15% Chilean Peso 8% Argentinean Peso 1% U.S. Dollar Brazilian Real 72% 4%

THIRD QUARTER, SUBSEQUENT EVENTS AND NEWS Grayling Project The Grayling Project has a 93% advance so far. The particleboard mill located in Grayling, Michigan, U.S.A., considers an investment of approximately US$450.0 million and will have a capacity of 800,000 m3 per year. The rollout of the first panel is estimated to occur during the end of 2018. Dissolving Pulp The Dissolving Pulp Project had a 48% advance as of the end of October 2018. The investment for the project is approximately US$185 million. This project started at the end of 2017, with the ramp-up scheduled to occur at the end of 2019. Bank loan Refinancing The bank loan of US$ 200 million with maturity in September 2018 was refinanced to September 2023. Arauco extended the final maturity to a year with low financial amortizations, enabling the debt schedule to remain stable throughout the coming years. Local Bonds Issuance On October 26, 2018, Arauco issued two bonds in the local market for a total of UF 8.5 million, or approximately US$340 million. One of the bonds has a tenor of 10 years, with a yield of 2.38%. The second bond has a tenor of 25 years, with a yield of 2.88%. The purpose of these bonds is to finance part of the MAPA Project. Main contracts of the MAPA Project In October 2018, Arauco signed the contracts to acquire the main equipment for the new line of production of the MAPA project. The equipment was acquired after negotiations with the world´s two most important companies in the manufacture of equipment for the pulp sector, Andritz and Valmet, for a figure close to EUR$ 600 million. Andritz will supply the equipment for wood preparation, digestors, fiberline, evaporators, recausticing and lime kiln. The contract with Valmet considers recovery boiler, power boilers, dryer and bale handler. MIT Program Agreement In October 2018, Arauco signed an agreement with the Massachusetts Institute of Technology (MIT), through the Industrial Liaison Program (ILP). The program, designed to strengthen the competitive position of companies using new technologies, will allow us to continue developing and enhancing our work in innovation. This, through participation in various activities, forums, access to research summaries, in addition to taking advantage of other MIT resources to address current challenges and anticipate future needs.

FINANCIAL STATEMENTS Income Statement In US$ Million Q3 2018 Q2 2018 Q3 2017 01-09- 2018 01-09- 2017 Revenues 1,553.3 1,559.3 1,393.4 4,577.3 3,907.0 Cost of sales (937.6) (936.5) (940.3) (2,795.6) (2,689.6) Gross profit 615.7 622.9 453.0 1,781.7 1,217.4 Other income 35.2 29.2 42.2 101.7 123.2 Distribution costs (147.1) (135.3) (138.3) (414.8) (390.4) Administrative expenses (140.7) (140.9) (123.7) (423.2) (371.2) Other expenses (17.7) (16.8) 8.2 (51.3) (193.0) Financial income 4.8 2.6 3.3 12.1 15.7 Financial costs (52.8) (51.4) (54.1) (155.9) (171.8) Share of profit (loss) of associates and joint ventures accounted for using equity 4.7 18.2 7.0 28.7 18.6 method Exchange rate differences (6.0) (17.3) 2.9 (22.3) 2.7 Income before income tax 295.9 311.1 200.6 856.6 251.2 Income tax (75.2) (72.9) (52.2) (199.9) (64.0) Net income 220.7 238.2 148.4 656.6 187.2 Profit attributable to parent company 220.8 238.4 148.4 657.1 186.8 Profit attributable to non-parent company (0.1) (0.2) (0.0) (0.4) 0.4

Balance Sheet In US$ Million Q3 2018 Q2 2018 Q3 2017 Cash and cash equivalents 734.8 571.8 485.6 Other financial current assets 2.2 2.4 3.0 Other current non-financial assets 135.2 182.2 157.9 Trade and other receivables-net 989.8 937.6 888.3 Related party receivables 5.6 6.3 6.5 Inventories 948.5 913.4 775.1 Biological assets, current 296.1 267.4 312.3 Tax assets 20.7 19.9 41.1 Non-Current Assets classified as held for sale 5.7 3.3 2.9 Total Current Assets 3,138.5 2,904.3 2,672.7 Other non-current financial assets 52.6 51.3 27.8 Other non-current and non-financial assets 139.3 141.3 122.2 Non-current receivables 18.7 18.3 15.2 Investments accounted through equity method 369.0 367.7 361.7 Intangible assets 84.9 86.8 90.6 Goodwill 65.1 65.9 76.0 Property, plant and equipment 6,971.4 6,950.7 6,985.1 Biological assets, non-current 3,363.6 3,422.5 3,514.6 Deferred tax assets 8.5 8.9 7.6 Total Non-Current Assets 11,073.0 11,113.5 11,200.7 TOTAL ASSETS 14,211.5 14,017.8 13,873.4 Other financial liabilities, current 504.6 497.7 629.9 Trade and other payables 584.3 572.4 600.8 Related party payables 10.9 10.8 14.7 Other provisions, current 0.4 2.0 0.4 Tax liabilities 143.2 80.9 9.8 Current provision for employee benefits 6.1 6.0 5.5 Other non-financial liabilities, current 314.8 222.3 153.8 Total Current Liabilities 1,564.3 1,392.1 1,415.0 Other non-current financial liabilities 3,676.2 3,729.7 3,573.0 Other provisions, non-current 32.7 32.9 37.4 Deferred tax liabilities 1,443.4 1,470.5 1,604.4 Non-current provision for employee benefits 70.1 69.1 64.0 Other non-financial liabilities, non-current 106.2 102.5 64.2 Total Non-Current Liabilities 5,328.6 5,404.7 5,343.0 Non-parent participation 36.5 37.4 44.9 Net equity attributable to parent company 7,282.1 7,183.6 7,070.5 TOTAL LIABILITIES AND EQUITY 14,211.5 14,017.8 13,873.4

Cash Flow Statement US$ Million Q3 2018 Q2 2018 Q3 2017 FY 2018 FY 2017 Receipts from sales of goods and rendering of 1,517.8 1,616.6 1,347.6 4,442.1 4,036.6 services Other cash receipts (payments) 8.5 54.5 42.5 133.1 162.9 Payments of suppliers and personnel (less) (1,124.1) (1,239.5) (1,076.6) (3,596.3) (3,277.8) Interest paid and received (39.4) (40.8) (50.7) (121.4) (155.1) Income tax paid (19.4) 5.8 (12.3) 8.2 (25.8) Other (outflows) inflows of cash, net 39.4 (0.9) (4.5) (3.9) (8.7) Net Cash Provided by (Used in) Operating Activities 382.7 395.7 246.1 861.9 732.1 Capital Expenditures (193.7) (202.2) (169.0) (579.1) (421.1) Other investment cash flows 11.2 4.2 7.9 20.4 15.8 Net Cash Provided by (Used in) Investing Activities (182.5) (198.0) (161.1) (558.8) (405.3) Proceeds from borrowings 161.0 188.0 218.9 445.5 296.6 Repayments of borrowings (194.9) (171.5) (333.0) (462.8) (669.4) Dividends paid (0.2) (113.8) (0.6) (114.7) (61.1) Other inflows of cash, net 0.0 (0.8) 1.2 (0.7) 1.3 Net Cash Provided by (Used in) Financing Activities (34.1) (98.1) (113.5) (132.7) (432.6) Total Cash Inflow (Outflow) of the Period 166.1 99.6 (28.5) 170.4 (105.8) Effect of exchange rate changes on cash and cash (3.1) (21.4) 1.3 (25.5) (0.8) equivalents Cash and Cash equivalents at beginning of the period 571.8 493.7 512.7 589.9 592.3 Cash and Cash Equivalents at end of the Period 734.8 571.8 485.6 734.8 485.6

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 28, 2018	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer